

CTI Industries Corporation

2009 Annual Report

Flexible Film Products For Our World

nasdaq : CTIB

- Metalized and Latex Balloons
- Pouches and Flexible Containers
- Commercial Films



CTI Industries Corporation

FIVE YEAR FINANCIAL SUMMARY $

	2009	2008	2007	2006	2005
Net Sales	41,295,152	44,981,000	36,510,000	35,428,000	29,190,000
Income from Operations	2,226,396	2,383,000	1,245,000	2,622,000	652,000
Net Income (Loss)	1,003,140	1,154,000	82,000	1,895,000	(333,000)
Earnings (Loss) Per Common Share					
Basic	0.36	0.42	0.03	0.91	(0.17)
Diluted	0.36	0.40	0.03	0.85	(0.17)
Working Capital (Deficit)	2,413,902	1,466,000	1,318,000	1,848,000	(2,426,000)
Total Assets	30,395,309	29,988,000	29,324,000	26,645,000	23,536,000
Stockholders Equity	8,763,000	7,735,000	6,591,000	5,102,000	2,726,000

STOCK PRICE SUMMARY $

	High	Low
January 1, 2008 to March 31, 2008	6.43	3.25
April 1, 2008 to June 30, 2008	6.10	4.16
July 1, 2008 to September 30, 2008	7.30	4.50
October 1, 2008 to December 31, 2008	5.29	1.60
January 1, 2009 to March 31, 2009	2.50	1.73
April 1, 2009 to June 30, 2009	2.50	1.23
July 1, 2009 to September 30, 2009	2.65	1.75
October 1, 2009 to December 31, 2009	2.84	1.95

TABLE OF CONTENTS

Dear Fellow Shareholders:

In what has been by every measure a difficult economic environment over the past year, your Company has, we believe, performed well and has maintained its healthy and stable financial condition. Although we experienced a small decline in revenues, we remained profitable in 2009. In fact, during the Fourth Quarter both our sales and our profitability accelerated as we entered 2010.

2009 In Summary

For the year, we achieved net sales of $41.3 million which were down about 8.2% from net sales of $45 million in 2008. Generally, sales in our novelty product lines remained strong during 2009, with sales of foil balloons showing a good increase. Only in our pouch product line did we experience some decline in 2009 revenues, and that decline was reflective more of the high level of product introduction sales during 2008 than any general decline of pouch sales during 2009. Sales by product line for 2009 and 2008 were:

Product Line	2009 Sales	2008 Sales
Foil Balloons	$19,824,000	$17,629,000
Latex Balloons	$7,024,000	$7,597,000
Films	$6,913,000	$8,212,000
Pouches	$6,895,000	$10,893,000

For the year 2009, we generated net income of $1,003,000 or $0.36 per share compared to net income of $1,154,000 in 2008, which represented $0.42 per share (basic) and $0.40 per share (diluted).

Sales and profitability accelerated in the Fourth Quarter 2009. For that quarter, our net sales were $10,738,000, an increase of about 9.2% over Fourth Quarter 2008 sales of $9,832,000; and we achieved net profit of $296,000 or $0.11 per share, compared to a Fourth Quarter 2008 profit of $121,000 or $0.04 per share. In the Fourth Quarter, sales of foil balloons were up about 14% over Fourth Quarter 2008 levels and pouch sales were up 61% over Fourth Quarter 2008 levels.



CTI's Business and Strategy

We are in the business of providing value-added design, engineering and production of flexible film products. We have over thirty-five years of experience in flexible films and have developed considerable technology and know-how in the area. We now have 27 patents in the field and several patent applications pending on new developments. We have created, developed and produce several advanced and proprietary product lines and we provide engineering, design and development services for the development of unique, high-margin flexible film products for ourselves and our customers.

Our business strategy is to leverage these strengths to build our business in our existing product lines and in new products which we develop for ourselves, and for our customers.

With regard to our existing product lines, we continue to develop product extensions and additions, new items and new designs. In our novelty line, we introduce many new graphic designs and shapes each year. And, in our pouch and bag product lines, we are constantly innovating to improve and add to the lines.

In addition to product development, we also focus on developing sales in new channels and geographic areas. During the past year, we have developed new distribution and sales for both our pouch and novelty products in Mexico, Latin America, Europe and Australia, and have developed new sales prospects in all of our markets.

CTI's Product Lines

Our product lines include:

- Flexible film pouches for food and household use
- Novelty foil helium balloons
- Laminated and printed films for packaging applications
- Latex balloons
- Custom film products including products for medical application


ZipVac
Vacuum storage bags
Vacuum Packing Camp Kit
ZipVac Jumbo 2.0
20 Jumbo 2.0 bags
15 1 Quart bags
12 1 Gallon bags


CTi

Foil Balloons (48% of 2009 Net Sales)

We are a leading producer of novelty foil balloons with over 500 shapes and designs. We market these products throughout the United States, the Americas and Europe.

We have been designing, producing and marketing our foil balloons for more than 30 years. These novelty products have become widely popular and are now sold in thousands of retail outlets, including mass chains, discount stores, party goods stores, floral outlets and grocery stores, as well as by vendors in fairs, outdoor markets and other venues. Foil balloons are now sold in virtually every country of the world.

These novelty balloons generally contain printed graphics and messages and can remain buoyant for extended periods when filled with helium. We create many of these graphics and designs internally and we license characters and designs from others. Some of our current licensed designs included Garfield and Hallmark Designs.

Our sales in this product line have continued to expand even during the economic downturn. For 2009, our sales of foil balloons reached $19.8 million compared to $17.6 million in 2008, an increase of over 12%. To a significant degree, this increase has been due to our increasing sales to the Dollar Tree chain. Dollar Tree has become one of the leading retailers of foil balloons in the United States and we have been able to participate in their success as a principal supplier of foil balloons to them.

However, we generate foil balloon sales to a number of other major retail chains, balloon distributors and smaller retail outlets in the United States, Mexico, the United Kingdom and Europe. And, we are engaged in number of efforts and programs to expand our sales in all of these markets.

Pouches (16.7% of 2009 Net Sales)

We have developed and market several proprietary lines of vacuumable pouches for consumer uses. These products permit vacuum sealed storage of food and household items to protect them and extend freshness. Our product lines include open-top pouches which may be sealed by existing vacuum sealing machines and zippered pouches including a valve permitting evacuation of air from the pouch when sealed. Our pouch products generally incorporate patented and proprietary features which we have developed, including zipper-closure systems, valves and film structures. We produce a line of zippered, vacuumable pouches for S. C. Johnson & Son under the ZipLoc® brand as well as a line of products under our own brand - ZipVac™. We market and sell our pouch products in the United States, and increasingly now in Mexico, Latin America, Europe and Australia.


ZipVac
FOOD
STORAGE
SYSTEM


New!
Ziploc
Vacuum
Ziploc
New!
Ziploc
Vacuum




CTi

Commercial Films (16.7% of 2009 Net Sales)

We produce laminated, coated and printed films which we sell to industrial and commercial customers who, generally, convert these films to flexible packaging, for use in the packaging of liquid food products (such as cola syrup, coffee and juices) as well as other liquid products. We develop custom films and film products for customers including a patented embossed film and a specialty film product for medical application.

Latex Balloons (17% of 2009 Net Sales)

We manufacture latex balloons at our Flexo Universal facility in Guadalajara, Mexico. We currently manufacture balloons in 6 shapes and 42 colors. We market and sell latex balloons principally to retail stores and outlets, as well as to distributors, in the United States, Mexico, Latin America, the United Kingdom and Europe.

Our Financial Condition

Over the past year, our financial condition has continued to strengthen from the strong position we had achieved by 2008. Highlights include:

- During 2009, we generated cash from operations of over $3.1 million
- We used much of the cash to reduce our debt levels. For the year, we reduced our total debt by about $1.7 million
- We invested $732,000 in plant and equipment in 2009, most of that in maintenance of our existing equipment and a few equipment additions. We anticipate investing in enhancement of existing production equipment and in new equipment in 2010
- We have received a commitment for new bank financing which we believe will provide enhanced financial support and liquidity
- Our working capital balance has increased from about $1.5 million at the end of 2008 to over $2.4 million at the end of 2009
- Our stockholders' equity has increased from $7.7 million at the end of 2008 to over $8.7 million by the end of 2009, representing a book value per share of about $3.20

We believe that our company has significant opportunities to grow and prosper, and we intend to pursue both of those ends vigorously in 2010 and beyond. As always, our underlying purpose and goal in managing CTI is to achieve steadily increasing value to our shareholders.

Sincerely,


Howard Schwan
President


John Schwan
Chairman


Stephen M. Merrick
Executive Vice President



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


Received SEC
MAY 26 2010
Washington, DC 20549

FORM 10-K

(Mark One)

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

 **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________to________

Commission File Number
000-23115

CTI INDUSTRIES CORPORATION

(Exact name of Registrant as specified in its charter)

Illinois (State or other jurisdiction of incorporation or organization)	36-2848943 (I.R.S. Employer Identification Number)
22160 N. Pepper Road Lake Barrington, Illinois (Address of principal executive offices)	60010 (Zip Code)

Registrant's telephone number, including area code: (847) 382-1000

Securities Registered pursuant to sections 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, No Par	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☑

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Based upon the closing price of $1.99 per share of the Registrant's Common Stock as reported on NASDAQ Capital Market tier of The NASDAQ Stock Market on June 30, 2009, the aggregate market value of the voting common stock held by non-affiliates of the Registrant was then approximately $2,667,000. (The determination of stock ownership by non-affiliates was made solely for the purpose of responding to the requirements of the Form and the Registrant is not bound by this determination for any other purpose.)

The number of shares outstanding of the Registrant's Common Stock as of March 1, 2010 was 2,775,623 (excluding treasury shares).

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K into Which Document Is Incorporated
Sections of the registrant's Proxy Statement To be filed on or before April 30, 2010 for the Annual Meeting of Stockholders	Part III

CTI Industries Corporation and Subsidiaries



2009 Form 10-K

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This annual report includes both historical and "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future results. Words such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth in this annual report. We disclaim any intent or obligation to update any forward-looking statements after the date of this annual report to conform such statements to actual results or to changes in our opinions or expectations. These forward-looking statements are affected by risks, uncertainties and assumptions that we make.

PART I

Item No. 1 Description of Business

Business Overview

We are a leading developer, manufacturer and supplier of innovative flexible film products. We provide value-added design, engineering and production for flexible film products. We have developed, designed, and produced a number of innovative products utilizing flexible films including: novelty foil balloons, zippered pouches for food and home storage, specialty films for packaging and unique film products for medical applications.

We produce, market and sell four principal lines of products:

- **Novelty Products**, principally balloons, including foil balloons, latex balloons, punch balls and other inflatable toy items,
- **Flexible Containers** for home and consumer use for the storage and preservation of food and personal items,
- **Flexible Films** for food and other packaging and commercial applications, and,
- **Specialty Film Products** of unique design for various applications including for medical uses.

Our design and development services, and the application of our technical expertise to the development of flexible film products, represent a significant component of our business activity. We leverage our technology to design and develop proprietary products which we market and sell and which we develop for our customers. We have been engaged in the business of developing flexible film products for 34 years and have acquired significant technology and know-how in that time. Presently, we hold 11 patents, and have 4 patent applications pending, relating to flexible film products including specific films, zipper closures, valves and other features of these products.

We print, process and convert plastic film into finished products and we produce latex balloons and novelty items. Our principal manufacturing processes include:

- Coating and laminating plastic film. Generally, we adhere polyethylene film to another film such as nylon or polyester.



- Printing plastic film and latex balloons. We print films, both plastic and latex with a variety of graphics for use as packaging film or for balloons.

- Converting printed plastic film to balloons.

- Converting plastic film to flexible containers.

- Producing latex balloons and other latex novelty items.

We market and sell foil and latex balloons in the United States and in several other countries. We supply coated, laminated and printed films to a number of companies who generally convert these films into containers for the packaging of food and other items. We supply flexible containers to companies who market them to consumers who use them for the storage of food and personal items. We also market containers to and through retail outlets for use by consumers that include a resealable closure system and a valve permitting the evacuation of air from the pouch by a small pump device, which we also supply.

In 1978, we began manufacturing metalized balloons (sometimes referred to as "foil" balloons), which are balloons made of a base material (usually nylon or polyester) having vacuum deposited aluminum and polyethylene coatings. These balloons remain buoyant when filled with helium for much longer periods than latex balloons and permit the printing of graphic designs on the surface. In 1985, we began marketing latex balloons and, in 1988 we began manufacturing latex balloons. In 1999, we acquired an extrusion coating and laminating machine and began production of coated and laminated films, which we have produced since that time.

During the period from 1976 to 1986 and from 1996 to the present, we have produced flexible containers for the storage of liquids, food products, household goods and other items.

We market and sell our foil and latex balloons and related novelty items directly to retail stores and chains and through distributors, who in turn sell to retail stores and chains. Our balloon and novelty products are sold to consumers through a wide variety of retail outlets including general merchandise, discount and drugstore chains, grocery chains, card and gift shops, and party goods stores, as well as through florists and balloon decorators.

Most of our foil balloons contain printed characters, designs and social expression messages, such as "Happy Birthday", "Get Well" and similar items. For a number of our balloon designs, we obtain licenses for well-known characters and print those characters and messages on our balloons.

We provide laminated films, and printed films, to a number of customers who utilize the film to produce bags or pouches for the packaging of food, liquids and other items. We also produce finished products – pouches and bags – which are used for a variety of applications, including (i) as vacuumable consumer storage devices for clothing and other household items, (ii) as vacuumable pouches for household use in storage of food items, and (iii) custom and medical applications.

In 2009, our revenues from our product lines, as a percent of total revenues were:

- Novelty Products — 66.6% of revenues
- Film Products — 16.7% of revenues
- Flexible Containers — 16.7% of revenues

We are an Illinois corporation with our principal offices and plant at 22160 N. Pepper Road, Lake Barrington, Illinois.



Business Strategies

Our essential business strategies are as follows:

- *Focus on our Core Assets and Expertise.* We have been engaged in the development, production and sale of film products for 34 years and have developed assets, technology and expertise which, we believe, enable us to develop, manufacture, market and sell innovative products of high quality within our area of knowledge and expertise. We plan to focus our efforts in these areas which are our core assets and expertise – laminated films, printed films, pouches, specialty film products and film novelty products – to develop new products, to market and sell our products and to build our revenues.

- *Maintain a Focus on Margin Levels and Cost Controls in Order to Establish and Maintain Profitability.* We engage in constant review and effort to control our production, and our selling, general and administrative expenses, in order to establish and enhance profitability.

- *Develop New Products, Product Improvements and Technologies.* We work to develop new products, to improve existing products and to develop new technologies within our core product areas, in order to enhance our competitive position and our sales. We seek to leverage our technology to develop innovative and proprietary products. In the novelty line, our development work includes new designs, new character licenses and new product developments. In our commercial line, over the past several years we have developed new pouch closure systems and valves and new film methods for liquid packaging applications. We have received eleven patents for these developments and have four patent applications pending. During 2008, we introduced a line of resealable pouches with a valve and pump system for household storage and vacuum sealing of food items. We work with customers to develop custom film products which serve the unique needs or requirements of the customer. Recently, we have participated in the development of, and are now producing a new product for a medical application.

- *Develop New Channels of Distribution and New Sales Relationships.* In order to increase sales, we endeavor to develop new channels of distribution and new sales relationships, both for existing and new products. On February 1, 2008, we entered into a Supply and License Agreement with S.C. Johnson & Son, Inc. to manufacture and supply to SC Johnson certain home food management products to be sold under the SC Johnson ZipLoc® brand. During 2009, we developed new distributors and customers for our pouch products and for novelty products in Europe, Australia and New Zealand.

Products

Foil Balloons. We have designed, produced and sold foil balloons since 1979 and, we believe, are the second largest manufacturer of foil balloons in the United States. Currently, we produce over 500 foil balloon designs, in different shapes and sizes, including the following:

- Superloons® - 18" foil balloons in round or heart shape, generally made to be filled with helium and remain buoyant for long periods. This is the predominant foil balloon size.

- Ultraloons® - 31" jumbo foil balloons made to be filled with helium and remain buoyant.

- Miniloons®- 9" foil balloons made to be air-filled and sold on holder-sticks or for use in decorations.

- Card-B-Loons®- (4 1/2") air-filled foil balloons, often sold on a stick, used in floral arrangements or with a container of candy.

- Shape-A-Loons® - "18 to 48" shaped foil balloons made to be filled with helium.



- Minishapes – 11” to 16” small shaped foil balloons designed to be air filled and sold on sticks as toys or inflated characters.
- Balloon Jamz™ – 20” to 40” round and shaped foil balloons which emit and amplify sound through a speaker attached to the balloon.

In addition to size and shape, a principal element of the Company’s foil balloon products is the printed design or message contained on the balloon. These designs include figures and licensed characters many of which are well known. We maintain licenses for several well-known characters.

Latex Balloons. Through our majority-owned subsidiary in Guadalajara, Mexico, Flexo Universal, S.A. de C.V. (“Flexo Universal”), we manufacture latex balloons in 11 shapes and 46 colors. These balloons are marketed under the name Partyloons® and Hitex®. We also manufacture toy balloon products including punch balls, water bombs and “Animal Twisties.”

Packaging Films and Custom Film Products. We produce and sell films that are utilized for the packaging of various products, principally food products. We laminate, extrusion coat and print films and sell them to customers who utilize the films for packaging applications. Our customers generally use these film products to convert them to bags or pouches for the packaging of food and other products.

Pouches and Bags. We produce a variety of completed film products, generally in the form of a bag or pouch. These products include (i) valved, resealable pouches for storage of household items, (ii) vacuum sealable bags for food storage, and (iii) resealable, valved bags for storage and vacuum sealing of food items in the household. During 2008, we introduced a line of resealable, valved bags for storage and vacuum sealing of food items in the household. These storage bags function with a small hand or powered pump to evacuate air when the bag is sealed. This product line is marketed under the brand ZipVac™.

Custom Film Products. We develop and produce for customers unique products composed of flexible film, including products for medical applications.

Markets

Foil Balloons

The foil balloon came into existence in the late 1970s. During the 1980s, the market for foil balloons grew rapidly. Initially, the product was sold principally to individual vendors, small retail outlets and at fairs, amusement parks, shopping centers and other outdoor facilities and functions. Foil balloons remain buoyant when filled with helium for extended periods of time and they permit the printing and display of graphics and messages. As a result, the product has significant appeal as a novelty and message item. Foil balloons became part of the “social expression” industry, carrying graphics designs, characters and messages like greeting cards. In the mid-1980s, we and other participants in the market began licensing character and cartoon images for printing on the balloons and directed marketing of the balloons to retail outlets including grocery, general merchandise, discount and drug store chains, card and gift shops, party goods stores as well as florists and balloon decorators. These outlets now represent the principal means for the sale of foil balloons throughout the United States and in a number of other countries, although “vendors” remain a significant means of distribution in a number of areas.

Foil balloons are now sold in virtually every region of the world. The United States, however, remains the largest market for these products.

Foil balloons are sold in the United States and foreign countries directly by producers to retail outlets and through distributors and wholesalers. Often the sale of foil balloons by the wholesalers/distributors is accompanied by related products including latex balloons, floral supplies, candy containers, mugs, plush toys, baskets and a variety of party goods.



Latex Balloons

For a number of years, latex balloons and related novelty/toy latex items have been marketed and sold throughout the United States and in most other countries. Latex balloons are sold as novelty/toy items, for decorative purposes, as part of floral designs and as party goods and favors. In addition to standard size and shape balloons, inflatable latex items include punch balls, water bombs, balloons to be twisted into shapes, and other specialty designs. Often, latex balloons included printed messages or designs.

Latex balloons are sold principally in retail outlets, including party goods stores, general merchandise stores, discount chains, gift stores and drugstore chains. Balloons are also purchased by balloon decorators and floral outlets for use in decorative or floral designs.

Printed latex balloons are sold both in retail outlets and for balloon decoration purposes including floral designs. "Toy" balloons include novelty balloons sold in toy departments or stores, punch balls, water bombs and other specialty designs.

Latex balloons are sold both through distributors and directly to retail outlets by the producers.

Printed and Specialty Films

The industry and market for printed and specialty films is fragmented and includes many participants. There are hundreds of manufacturers of printed and specialty film products in the United States and in other markets. In many cases, companies who provide food and other products in film packages also produce or process the films used for their packages. The market for the Company's film products consists principally of companies who utilize the films for the packaging of their products, including food products and other items, usually by converting the film to a flexible container. In addition to the packaging of food products, flexible containers are used for medical purposes (such as colostomy bags, containers for saline solution and other items), "dunnage" (to cushion products being packaged), storage of personal and household items and other purposes.

Flexible Containers/Pouches

The market for flexible containers and pouches is large and diverse. Many companies engaged in the production of food items package their products in flexible containers or pouches, and, therefore, represent a market for these containers. Many of these companies purchase film – often printed film – and convert the film to pouches or packages at their own facilities while others purchase completed containers from suppliers.

Flexible containers and pouches are sold and utilized in the consumer market in numerous forms. They include simple open-top plastic bags, resealable bags and zippered bags. The market also includes containers and pouches of special design or purpose, including vacuumable bags for storage of food or household items, medical bags, or commercial uses.

Marketing, Sales and Distribution

Balloon Products

We market and sell our foil balloon, latex balloon and related novelty products throughout the United States and in a number of other countries. We maintain a marketing staff, sales staff and support staff of 6 individuals and a customer service department of 3 individuals in the United States. European sales are conducted by CTI Balloons, the Company's subsidiary located in Rugby, England. In January 2010, we also commenced the sales of balloon products through a facility in Frankfurt, Germany. Flexo Universal conducts sales and marketing activities for the sale of balloon products in Mexico, Latin America, and certain other markets.



Sales in other foreign countries are made generally to distributors in those countries and are managed at the Company's principal offices.
We sell and distribute our balloon products (i) by our employed staffs of sales and customer service personnel in the United States, Mexico and the UK, (ii) through a network of distributors and wholesalers in the United States, Mexico and the UK, (iii) through several groups of independent sales representatives and (iv) to selected retail chains. The distributors and wholesalers are generally engaged principally in the sale of balloons and related products (including such items as plush toys, mugs, containers, floral supplies and other items) and sell balloons and related products to retail outlets including grocery, general merchandise and drug store chains, card and gift shops, party goods stores as well as florists and balloon decorators.

Our largest customer for balloons during 2009 was Dollar Tree Stores. Sales to this chain in 2009 represented $11,437,000 or approximately 27.7% of our consolidated net sales.

We engage in a variety of advertising and promotional activities to promote the sale of our balloon products. Each year, we produce a complete catalog of our balloon products, and also prepare various flyers and brochures for special or seasonal products, which we disseminate to thousands of customers, potential customers and others. We participate in several trade shows for the gift, novelty, balloon and other industries and advertise in several trade and other publications.

Printed and Specialty Films

We market and sell printed and laminated films directly and through independent sales representatives throughout the United States. We sell laminated and printed films to companies that utilize these films to produce packaging for a variety of products, including food products, in both liquid and solid form, such as cola syrup, coffee, juices and other items. We seek to identify and maintain customer relationships in which we provide value-added in the form of technology or systems. Our largest customer for film products is Rapak, L.L.C. ("Rapak") to whom we provide a patented embossed film, as well as other film products. During 2009, our sales to Rapak totaled $6,360,000, representing 15.4% of our consolidated net sales. Under our agreement with Rapak, which continues through October 31, 2011, Rapak is committed to purchase at least 75% of its requirements for embossed film from us.

Flexible Containers/Pouches

We market flexible containers and pouches to various companies for commercial packaging purposes and we market lines of consumer storage packages both to a principal customer and to retail chains and outlets.

On February 1, 2008, we entered into a License and Supply Agreement with S.C. Johnson & Son, Inc ("SC Johnson"). The agreement provides for the Company to manufacture and sell to SC Johnson (or its designee, Goodwill Commercial Services, Inc.) certain home food management products to be sold under the SC Johnson ZipLoc® brand. The agreement is for a term expiring on June 30, 2011 and provides for two renewal terms of two years each at the option of SC Johnson. During 2009, our sales to SC Johnson totaled $4,583,000, representing 11.1% of our consolidated net sales.

We produce consumer storage bags for ITW Space Bag, a division of Illinois Tool Works, Inc. ("ITW"). In March 2006, we entered into a four-year agreement with ITW, expiring on March 31, 2010, providing for us to supply certain of the pouches which they market under the name Space Bag®.

During 2005, we introduced a line of universal vacuumable bags for household storage of food products. These bags are designed to be used with existing vacuum and sealing devices. We market these bags through various retail channels. During 2007, we introduced a line of re-sealable pouches incorporating a valve permitting the evacuation of air from the sealed pouch by use of a hand pump supplied with the pouches. This line of products is marketed under the brand name ZipVac™. We market this line of products to various retail outlets.



Production and Operations

We conduct our operations at our facilities: (i) our headquarters, offices and plant in Barrington, Illinois, consisting of a total of approximately 75,000 square feet of office, production and warehouse space, (ii) a warehouse in Elgin, Illinois consisting of approximately 30,000 square feet, (iii) a plant, office and warehouse in Guadalajara, Mexico, consisting of approximately 43,000 square feet of office, warehouse and production space and (iv) an office and warehouse facility in Rugby, England, consisting of approximately 16,000 square feet of space.

We conduct production operations at our plants in Barrington, Illinois and Guadalajara, Mexico. At our plants, our production operations include (i) lamination and extrusion coating of films, (ii) slitting of film rolls, (iii) printing on film and on latex balloons, (iv) converting of film to completed products including balloons, flexible containers and pouches and (v) production of latex balloon products. We perform all of the lamination, extrusion coating and slitting activities in our Barrington, Illinois plant and produce all of our latex balloon products at our Guadalajara, Mexico plant. We print films in Barrington, Illinois and we print latex balloons in Guadalajara, Mexico.

We warehouse raw materials at our plants in Barrington, Illinois and Guadalajara, Mexico and we warehouse finished goods at our facilities in Barrington, Illinois, Elgin, Illinois, Guadalajara, Mexico and Rugby, England. We maintain customer service and fulfillment operations at each of our warehouse locations. We conduct sales operations for the United States and for all other markets, except those handled by our Mexico and England facilities, at the Barrington, Illinois facility. Sales for Mexico and Latin America are handled at our Guadalajara, Mexico facility and sales for the United Kingdom are handled at our Rugby, England facility. In January 2010, we commenced the sale of balloon products from a facility in Frankfurt, Germany.

We maintain a graphic arts and development department at our Barrington, Illinois facility which designs our balloon products and graphics. Our creative department operates a networked, computerized graphic arts system for the production of these designs and of printed materials including catalogues, advertisements and other promotional materials.

We conduct administrative and accounting functions at our headquarters in Barrington, Illinois and at our facilities in Guadalajara, Mexico and Rugby, England.

Raw Materials

The principal raw materials we use in manufacturing our products are (i) petroleum or natural gas-based films, (ii) petroleum or natural gas-based resin, (iii) latex and (iv) printing inks. The cost of raw materials represents a significant portion of the total cost of our products, with the result that fluctuations in the cost of raw materials has a material effect on our profitability. The cost of our raw materials represented 43.9% of our net revenues in 2009 compared to 43.2% in 2008. During the past several years, we have experienced significant fluctuations in the cost of these raw materials. We do not have any long-term agreements for the supply of raw materials and may experience wide fluctuations in the cost of raw materials in the future. Further, although we have been able to obtain adequate supplies of raw materials in the past, there can be no assurance that we will be able to obtain adequate supplies of one or more of our raw materials in the future.

Information Technology Systems

Our corporate headquarters in Barrington, Illinois and our warehouse facility in Elgin, Illinois are serviced by a PC-based local area network. We connect the facilities via a high speed T1 line that carries both voice and data communications. Access to the network is available to all appropriate employees but is secured through four Microsoft servers running Active Directory authentication. The network allows us to leverage printing resources, create shared file areas for cross-departmental functions and allows for


CTI

a single source backup of critical business files. On the network we run Macola financial system software. Macola is a modular software system. We presently use the general ledger, order entry, inventory management, purchase order, manufacturing costing, controls and inventory controls, electronic data exchange and custom report writing modules of that system. Internal and external employee communications are handled by industry standard Microsoft Exchange email, allowing us to communicate with customers and vendors all over the world. We also provide a secure, firewall protected, load balanced and redundant T1 and cable internet connection allowing employees to use e-mail, research issues, support customers and securely move data.

At each of our Mexico and England facilities, we operate server computers and local area networks, accessible to employees at those facilities. At each of those facilities, we operate separate integrated financial, order entry and inventory management systems.

Competition

The balloon and novelty industry is highly competitive, with numerous competitors. We believe there are presently six principal manufacturers of foil balloons whose products are sold in the United States including Anagram International, Inc., Pioneer Balloon Company, Convertidora International S.A. de C.V., Barton Enterprises Inc., and Betallic, LLC. Several companies market and sell foil balloons designed by them and manufactured by others for them.

We believe there are approximately five manufacturers of latex balloons whose products are sold in the United States and numerous others whose products are sold in other countries.

We also compete with other manufacturers of foil and latex balloons in Europe, Latin America and Asia.

The market for films, packaging, flexible containers and custom products is fragmented, and competition in this area is difficult to gauge. However, there are numerous participants in this market and the Company can expect to experience intense quality and price competition.

Many of these companies offer products and services that are the same or similar to those offered by us and our ability to compete depends on many factors within and outside our control. There are a number of well-established competitors in each of our product lines, several of which possess substantially greater financial, marketing and technical resources and have established, extensive, direct and indirect channels of distribution for their products and services. As a result, such competitors may be able to respond more quickly to new developments and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products and services than we can. Competitive pressures include, among other things, price competition, new designs and product development and copyright licensing.

Patents, Trademarks and Copyrights

We have developed or acquired a number of intellectual property rights which we believe are significant to our business.

Copyright Licenses. We maintain licenses on certain popular characters and designs for our balloon products. We presently maintain a number of licenses and produce balloon designs utilizing the characters or designs covered by the licenses. Licenses are generally maintained for a one or two-year term, although the Company has maintained long term relationships with several of its licensors.

Trademarks. We own 9 registered trademarks in the United States relating to our balloon products. Many of these trademarks are registered in foreign countries, principally in the European Union.



Patent Rights. We own, or have license rights under, or have applied for, patents related to our balloon products, certain film products and certain flexible container products. These include (i) ownership of two patents, relating to self-sealing valves for foil balloons and methods of making balloons with such valves, (ii) several foil balloon design patents, (iii) patents and applications related to the design and structure of, and method of, inserting and affixing, zipper-closure systems in a bag, (iv) patents related to one-way valves for pouches, (v) a patent related to methods of embossing film and utilizing such film to produce pouches with fitments, and (vi) patent applications related to vacuumable storage bags with fitments.

Research and Development

We maintain a product development and research department of five individuals for the development or identification of new products, product components and sources of supply. Research and development includes (i) creative product development, (ii) creative marketing, and (iii) engineering development. During each of the fiscal years ended December 31, 2009 and 2008, we estimate that the total amount spent on research and development activities was approximately $360,000 and $357,000, respectively.

Employees

As of December 31, 2009, the Company had 117 full-time employees in the United States, of whom 23 are executive or supervisory, 6 are in sales, 67 are in manufacturing or warehouse functions and 21 are clerical. As of that same date, we had 9 full-time employees in England, of whom 3 are executive or supervisory, 2 are in sales, 3 are in warehousing and 1 is clerical. At Flexo Universal, our Mexico subsidiary, as of December 31, 2009, we had 225 full-time employees, of whom 5 are executive or supervisory, 3 are in sales, 205 are in manufacturing and 12 are clerical. The Company is not a party to any collective bargaining agreement in the United States, has not experienced any work stoppages and believes that its relationship with its employees is satisfactory.

Regulatory Matters

Our manufacturing operations in the United States are subject to the U.S. Occupational Safety and Health Act ("OSHA"). We believe we are in material compliance with OSHA. The Company generates liquid, gaseous and solid waste materials in its operations in Barrington, Illinois and the generation, emission or disposal of such waste materials are, or may be, subject to various federal, state and local laws and regulations regarding the generation, emission or disposal of waste materials. We believe we are in material compliance with applicable environmental rules and regulations. Several states have enacted laws limiting or restricting the release of helium filled foil balloons. We do not believe such legislation will have any material effect on our operations.

International Operations

We sell balloon products in a number of countries outside of the United States. Our facility and personnel in Rugby, England handle the sales of these products in the United Kingdom. Our facility and personnel in Guadalajara, Mexico handle the sales of these products in Mexico and Latin America. In January 2010, we commenced the sale of novelty products in Europe through a facility in Frankfurt, Germany. In other countries, we sell balloon products through distributors located in those countries. We conduct production, packaging, warehousing and sales operations in Mexico. We conduct warehousing and sales operations in the United Kingdom. We rely, and are dependent, on our operations in Mexico for the supply of latex balloons in the United States, Mexico, Europe and other markets. Interruption of that supply would have a materially adverse effect on the business of the Company.



Our domestic and international sales to outside customers and assets by area over the period 2008 - 2009 have been as follows:

	United States	United Kingdom	Mexico	Consolidated
Year ended 12/31/09				
Sales to outside customers	$ 31,873,000	$ 1,971,000	$ 7,451,000	$ 41,295,000
Total Assets	$ 23,801,000	$ 733,000	$ 5,861,000	$ 30,395,000

	United States	United Kingdom	Mexico	Consolidated
Year ended 12/31/08				
Sales to outside customers	$ 34,701,000	$ 2,762,000	$ 7,518,000	$ 44,981,000
Total Assets	$ 24,709,000	$ 740,000	$ 4,539,000	$ 29,988,000

Item No. 1B – Unresolved Staff Comments

As of the filing of this Annual report on Form 10-K, we had no unresolved comments from the staff of the Securities and Exchange Commission that were received not less than 180 days before the end of our 2009 fiscal year.

Item No. 2 - Properties

We own our principal plant and offices located in Barrington, Illinois, approximately 45 miles northwest of Chicago, Illinois. The facility includes approximately 75,000 square feet of office, manufacturing and warehouse space. This facility is subject to a mortgage loan in the principal amount of $2,800,000, having a term of 5 years, with payments amortized over 25 years.

We have entered into a month-to-month agreement to rent approximately 30,000 square feet of warehouse space as required in Elgin, Illinois.

During a portion of 2009, we leased approximately 16,000 square feet of warehouse space in Cary, Illinois. The lease for this space expired in September 2009.

CTI Balloons, Ltd. leases approximately 15,000 square feet of office and warehouse space in Rugby, England at an annual lease cost of $46,980, expiring in 2019. This facility is utilized to warehouse balloon products and to manage and service the Company's operations in England.

In February 2008, Flexo Universal entered into a 3-year lease agreement for the lease of approximately 43,000 square feet of manufacturing, warehouse and office space in Guadalajara, Mexico at the cost of $19,200 per month.

We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted. We believe our existing facilities provide sufficient production capacity for our present needs and for our presently anticipated needs in the foreseeable future. We also believe that, with respect to leased properties, upon the expiration of our current leases, we will be able to either secure renewal terms or to enter into leases for alternative locations at market terms.



Item No. 3 Legal Proceedings

On December 20, 2006, Pliant Corporation filed an action against the Company in the Circuit Court of Cook County, Illinois. In the action, Pliant claimed that there was due from the Company to Pliant the sum of $245,000 for goods sold and delivered by Pliant to the Company as well as interest on such amount. On September 30, 2009, this action was settled and dismissed in consideration of a payment to Pliant Corporation by the Company in the amount of $125,000.

In addition, the Company is also party to certain lawsuits or claims arising in the normal course of business. The ultimate outcome of these matters is unknown, but in the opinion of management, we do not believe any of these proceedings will have, individually or in the aggregate, a material adverse effect upon our financial condition, cash flows or future results of operation.

PART II

Item No. 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information. The Company's Common Stock was admitted to trading on the NASDAQ SmallCap Market (now the NASDAQ Capital Market) under the symbol CTIB on November 5, 1997.

The high and low sales prices for the last eight fiscal quarters (retroactively adjusted to reflect post-reverse split share and stock dividend values), according to the NASDAQ Stock Market's Stock Price History Report, were:

	High	Low
January 1, 2008 to March 31, 2008	$ 6.43	$ 3.25
April 1, 2008 to June 30, 2008	6.10	4.16
July 1, 2008 to September 30, 2008	7.30	4.50
October 1, 2008 to December 31, 2008	5.29	1.60
January 1, 2009 to March 31, 2009	2.65	1.20
April 1, 2009 to June 30, 2009	2.50	1.23
July 1, 2009 to September 30, 2009	2.65	1.75
October 1, 2009 to December 31, 2009	2.84	1.95

As of December 31, 2009 there were approximately 31 holders of record of the Company's Common Stock. The Company believes that its total number of beneficial owners of common stock of the Company exceeds 600.

The Company has never paid any cash dividends on its Common Stock. The Company currently intends to retain all its earnings to finance the development and expansion of its business. Under the terms of its current loan agreement, the Company is restricted from declaring any cash dividends or other distributions on its shares.

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Item No. 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company produces film products for novelty, packaging and container and custom product applications. These products include foil balloons, latex balloons and related latex toy products, films for packaging applications, flexible containers for packaging and storage applications and custom film products. We produce all of our film products for packaging and container applications at the facilities in Barrington, Illinois. We produce all of our latex balloons and latex products at our facility in Guadalajara, Mexico. Substantially all of our film products for packaging applications and flexible containers for packaging and storage are sold to customers in the United States. We market and sell our novelty items - principally foil balloons and latex balloons - in the United States, Mexico, the United Kingdom and a number of additional countries.

Our revenues from each of our product categories in each of the past two years have been as follows:

	(000 Omitted)			
Product Category	**$ 2009**	**% of Net Sales**	**$ 2008**	**% of Net Sales**
Metalized Balloons	19,824	48.0%	17,629	39.2%
Film Products	6,913	16.7%	8,212	18.3%
Pouches	6,895	16.7%	10,893	24.2%
Latex Balloons	7,024	17.0%	7,597	16.9%
Helium/Other	639	1.6%	650	1.4%
Total	**41,295**	**100.0%**	**44,981**	**100.0%**

Our primary expenses include the cost of products sold and selling, general and administrative expenses.

Cost of products sold primarily consists of expenses related to raw materials, labor, quality control and overhead expenses such as supervisory labor, depreciation, utilities expense and facilities expense directly associated with production of our products, as well as shipping costs relating to the shipment of products to customers. Cost of products sold is impacted by the cost of the raw materials used in our products, the cost of shipping, along with our efficiency in managing the production of our products.

Selling, general and administrative expenses include the compensation and benefits paid to our employees, all other selling expenses, marketing, promotional expenses, travel and other corporate administrative expenses. These other corporate administrative expenses include professional fees, depreciation of equipment and facilities utilized in administration, occupancy costs, communication costs and other similar operating expenses. Selling, general and administrative expenses can be affected by a number of factors, including staffing levels and the cost of providing competitive salaries and benefits, the cost of regulatory compliance and other administrative costs.



Purchases by a limited number of customers represent a significant portion of our total revenues. In 2009, sales to our top 10 customers represented 70.2% of net revenues. During 2009, there were three customers to whom our sales represented more than 10% of net revenues. Our principal customers and 2009 sales to them were:

Customer	Product	2009 Sales	% of 2009 Revenues	2008 Sales	% of 2008 Revenues
Dollar Tree Stores	Balloons	$ 11,437,000	27.7%	$ 9,014,000	20.0%
Rapak L.L.C	Films	$ 6,360,000	15.4%	$ 7,608,000	16.9%
S.C. Johnson & Son, Inc	Pouches	$ 4,583,000	11.1%	$ 6,990,000	15.5%

The loss of one or more of these principal customers, or a significant reduction in purchases by one or more of them, could have a material adverse effect on our business.

Except as previously described (see page 8), we generally do not have agreements with our customers under which customers are obligated to purchase any specific or minimum amount of product from us.

Results of Operations

The following table sets forth selected results of our operations expressed as a percentage of net sales for the years ended December 31, 2009 and 2008. Our results of operations for the periods described below are not necessarily indicative of results of operations for future periods.

	Year ended December 31,	
	2009	2008
Net Sales	100.0%	100.0%
Costs and expenses:		
Cost of products sold	77.7	77.1
Operating Expenses	16.9	17.6
Income from operations	5.4	5.3
Interest expense	(2.7)	(2.3)
Other income	0.0	0.1
Income before income taxes	2.7	3.1
Provision for income taxes	0.3	0.5
Net profit	2.4%	2.6%



Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales

For the fiscal year ended December 31, 2009, consolidated net sales from the sale of all products were $41,295,000 compared to consolidated net sales of $44,981,000 for the year ended December 31, 2008, a decrease of 8%.

Sales of foil balloons increased by 12.5% from $17,629,000 in 2008 to $19,824,000 in 2009. Most of the increase is attributable to an increase in 2009 in our sales to Dollar Tree Stores of $2,423,000 over 2008 sales.

Sales of film products decreased by 15.8% from $8,212,000 in 2008 to $6,913,000 in 2009. This decrease is attributable to a decrease in sales to Rapak, L.L.C.

Sales of pouch products decreased by 36.7% from $10,893,000 in 2008 to $6,895,000 in 2009. This decrease is attributable to a decrease in pouch sales to Goodwill Commercial Services (for S.C. Johnson & Son, Inc.) from $6,990,000 in 2008 to $4,583,000 in 2009 and to ITW Spacebag from $2,956,000 in 2008 to $1,258,000 in 2009. We anticipate that sales of pouches to ITW Spacebag will continue to decline in 2010. Other pouch sales in 2009 included sales of our ZipVac Brand line.

Sales of latex balloons decreased by 7.5% from $7,597,000 in 2008 to $7,024,000 in 2009. The decline in the dollar volume of latex balloon sales in 2009 compared to 2008 is attributable to the fact that a relatively high percentage of our latex balloons sales are of balloons produced and sold in Mexico and, although the unit volume of latex balloon sales in Mexico during 2009 was greater than in 2008, the dollar volume in 2009 is lower due to the decline in the value of the Mexican peso in that period.

Cost of Sales

Cost of sales increased from 77.1% of sales in 2008 to 77.7% of sales in 2009. The increase in cost of goods as a percentage of sales during 2009 is the result of a change in the mix of products sold, reflecting increased sales of certain novelty balloon products having a higher level of cost as a percentage of sales than other products.

General and Administrative Expenses

General and administrative expenses decreased from $5,376,000 in 2008 or 12.0% of net sales to $4,539,000 or 11.0% of net sales in 2009. This decrease is attributable principally to (i) a decrease in administrative salaries of $92,000, (ii) a decrease in administrative travel expenses in the amount of $42,000, (iii) a decrease in audit expenses of $63,000 and (iv) a decrease in legal expenses of $99,000.

Selling

Selling expenses decreased from $886,000 or 2.0% of sales in 2008 to $871,000 or 2.1% of sales in 2009. This decreased is attributable principally to (i) a decrease in salary expense of $118,000, (ii) a decrease in travel expenses in the amount of $61,000 (iii) a decrease in licensing royalty payments in the amount of $34,000 and (iv) these decreases were offset by an increase in consulting selling expense of $211,000.

Advertising and Marketing

Advertising and marketing expenses decreased from $1,678,000 or 3.7% of sales in 2008 to $1,576,000 or 3.8% of sales in 2009. This decrease is attributable principally to (i) a decrease in marketing and promotion expenses of $92,000, (ii) a decrease in artwork and films in the amount of $93,000 and (iii) and decrease in trade booth expense of $56,000.



Other Income or Expense

During 2009, we incurred net interest expense of $1,085,000 compared to net interest expense of $1,031,000 during 2008.

During 2009, we realized a foreign currency loss in the amount of $20,000 compared to foreign currency gain in 2008 of $50,000.

Net Income or Loss

During 2009, we had net income of $1,003,000 compared to net income of $1,154,000 in 2008. The decline in net income for 2009 compared to 2008 is the result principally of a modest decline in both sales and gross margins.

Income Taxes

In 2009, the Company recognized income tax expense, on a consolidated basis, of $114,000. This income tax expense is composed of an income tax benefit realized by CTI Balloons, our United Kingdom subsidiary, in the amount of $96,000 and an income tax expense by Flexo Universal, our Mexico subsidiary, in the amount of $210,000. In 2008, the Company recognized income tax expense, on a consolidated basis, of $247,000. This income tax expense is composed of income tax expense realized by CTI Balloons, our United Kingdom subsidiary, in the amount of $116,000 and by Flexo Universal and CTI Mexico, our Mexico subsidiaries, in the amounts of $119,000 and $12,000, respectively. The Company did not recognize any income tax expense in the United States in 2009 or 2008 by reason of its net operating loss carryforward and adjustments to the Company's reserve in its deferred tax asset account.

Financial Condition, Liquidity and Capital Resources

Cash Flow Provided by Operating Activities During fiscal 2009, cash provided by operating activities amounted to $3,113,000, compared to cash flow provided by operating activities during fiscal 2008 of $401,000. Significant changes in working capital items affecting cash flow provided by operating activities were:

- Depreciation and amortization of $1,958,000
- A decrease in net inventory of $948,000
- An increase in accounts receivable of $1,411,000
- An increase in prepaid expenses and other assets of $283,000
- An increase in accrued liabilities of $588,000

The decrease in inventory during 2009 is the result of our efforts to control the inventory levels of finished goods. We do not anticipate significant changes in inventory levels during 2010. The increase in accounts receivable reflects a temporary increase due to high levels of sales in December 2009. Accordingly, we expect the receivables level to decline during the first half of 2010.

Cash Used in Investing Activities During fiscal 2009, cash used in investing activities amounted to $732,000 compared to cash used in investing activities during fiscal 2008 of $2,200,000. Cash used in investing activities was principally for the purchase of production equipment. Although we do not presently have any commitments for capital expenditures, we do anticipate that the level of capital expenditures in 2010 will increase over 2009 and will include maintenance capital expenditure levels of approximately $500,000 as well as certain other capital expenditures for new equipment or improvements.



Cash Provided by Financing Activities During fiscal 2009, cash used in financing activities amounted to $1,728,000, compared to cash provided by financing activities of $1,681,000 during fiscal 2008. During 2009, we repaid long-term debt of $1,251,000 and reduced by $362,000 the amount outstanding under our revolving line of credit.

On February 1, 2006, we entered into a Loan Agreement with RBS, Chicago, Illinois, under which, as amended, the Bank has agreed to provide a credit facility to our Company in the total amount of $15,300,000, which includes (i) a five year mortgage loan secured by our Barrington, Illinois property in the principal amount of $2,800,000, amortized over a 25 year period, (ii) a five year term-loan secured by our equipment at the Barrington, Illinois plant in the amount of $3,500,000 and (iii) a three-year revolving line of credit up to a maximum amount of $9,000,000, secured by inventory and receivables. On January 26, 2010, we entered into an amendment of the loan agreement extending the term of the revolving line of credit to April 30, 2010 and amending certain covenants. The amount we can borrow on the revolving line of credit includes 85% of eligible accounts receivable and 60% of eligible inventory.

Certain terms of the loan agreement include:

- *Restrictive Covenants*: The Loan Agreement includes several restrictive covenants under which we are prohibited from, or restricted in our ability to:
  - Borrow money;
  - Pay dividends and make distributions;
  - Issue stock;
  - Make certain investments;
  - Use assets as security in other transactions;
  - Create liens;
  - Enter into affiliate transactions;
  - Merge or consolidate; or
  - Transfer and sell assets.

- *Financial Covenants*: The loan agreement includes a series of financial covenants we are required to meet including:
  - We are required to maintain a tangible net worth in excess of $3,500,000;
  - We are required to maintain specified ratios of senior debt to EBITDA on an annual basis and determined quarterly commencing as of June 30, 2006; and,
  - We are required to maintain a specified level of EBITDA to fixed charges for the six months ending June 30, 2006, the nine months ending September 30, 2006 and twelve months thereafter.

As of December 31, 2009 the Company was in compliance with these financial covenants.

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The loan agreement as amended provides for interest at varying rates in excess of the Bank's prime rate, depending on the level of senior debt to EBITDA over time. The initial interest rate under the loan is prime plus 1.5% per annum. On a quarterly basis, this ratio will be measured and the interest rate changed in accordance to the table below.

When Senior Debt to EBITDA is:	The Premium to the Prime Rate is:
Greater or equal to 4.00 to 1.00	1.50%
Greater than or equal to 3.50 to 1.00; Less than 4.00 to 1.00	1.25%
Greater than or equal to 3.25 to 1.00; Less than 3.50 to 1.00	1.00%
Greater than or equal to 2.75 to 1.00; Less than 3.25 to 1.00	0.75%
Less than 2.75 to 1.00	0.50%

At December 31, 2009 the Company was paying a premium of 0.75% over Prime.

Also, under the loan agreement, we were required to purchase a swap agreement with respect to part of the mortgage and term loan portions of our loan. On April 5, 2006, we entered into a swap arrangement with RBS with respect to 60% of the principal amounts of the mortgage loan and the term loan, which had the effect of fixing the interest rate for such portions of the loans at 8.49% for the balance of the loan terms. On January 28, 2008, we entered into another swap agreement with respect to $3,000,000 in principal amount of our revolving loan fixing the interest rate for this portion of the revolving loan at 6.17%. The value of these swap agreements vary as the result of variations in interest rates. We record changes in the valuation of these swap agreements as other comprehensive income (or expense). As of December 31, 2009, the net effect of the changes in the value of these swap agreements is a liability of $189,000.

Each of John H. Schwan and Stephen M. Merrick, officers, directors and principal shareholders of the Company have personally guaranteed the obligations of the company to RBS up to $2,000,000.

On November 13, 2007, RBS granted to the Company a capital lease line of credit of up to $1,500,000 to fund equipment acquisitions by the Company. During the years ended December 31, 2009 and 2008, the Company received aggregate advances under this line of $0 and $1,224,000, respectively.

On February 1, 2006, two principal officers and shareholders of our Company each loaned to our Company the sum of $500,000 in exchange for (i) Promissory Notes due January 31, 2011 and bearing interest at the rate of 2% per annum in excess of the prime rate determined quarterly and (ii) five year Warrants to purchase up to 151,515 shares of common stock of the Company at the price of $3.30 per share (110% of the closing market price on the day preceding the date of the loans).

Current Assets. As of December 31, 2009, the total current assets of the Company were $19,148,000, compared to total current assets of $17,688,000 at December 31, 2008. The change in current assets reflects, principally, (i) a decrease in inventories of $861,000, and (ii) an increase in cash and equivalents of $690,000, (iii) an increase in the net deferred income tax asset of $32,000, and (iv) an increase in prepaid expenses and other current assets of $101,000.

Property, Plant and Equipment. During fiscal 2009, the Company invested $732,000 in capital items, principally in production equipment and plant improvements.



Current Liabilities. Accrued other liabilities includes $776,000 in payroll accruals and $189,000 in mark to market liabilities. Total current liabilities increased from $16,222,000 as of December 31, 2008 to $16,735,000 as of December 31, 2009. Changes in current liabilities included: (i) an increase of $84,000 in trade payables, (ii) a decrease of the line of credit of $362,000, (iii) an increase in the balance of the current portion of long term indebtedness of $20,000 and (iv) an increase in the balance of notes payable to officers of $6,000.

Liquidity and Capital Resources; Working Capital. As of December 31, 2009, our current assets exceeded our current liabilities by $2,414,000, we had cash and cash equivalents of $870,000 and there was available under our line of credit up to $868,000 in additional funds. Management believes that these available funds, our internally generated funds and the borrowing capacity under our revolving line of credit facility will be sufficient to meet working capital requirements for the remainder of 2010. The Company is in negations for, and believes it will be able to conclude, an agreement for the extension of its current line of credit or other loan agreement.

Shareholders' Equity. Shareholders' equity was $8,763,000 as of December 31, 2009 compared to $7,735,000 as of December 31, 2008.

Seasonality

In the foil product line, sales have historically been seasonal with approximately 45% occurring in the period from December through March of the succeeding year and 21% being generated in the period July through October in recent years. The sale of latex balloons, pouches and laminated film products have not historically been seasonal, and as sales in these products lines have increased as a percentage of total sales, the seasonality of the Company's total net sales has decreased.

Critical Accounting Policies

The financial statements of the Company are based on the selection and application of significant accounting policies which require management to make various estimates and assumptions. The following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operation.

Revenue Recognition. Substantially all of the Company's revenues are derived from the sale of products. With respect to the sale of products, revenue from a transaction is recognized when (i) a definitive arrangement exists for the sale of the product, (ii) delivery of the product has occurred, (iii) the price to the buyer has been fixed or is determinable and (iv) collectibility is reasonably assured. The Company generally recognizes revenue for the sale of products when the products have been shipped and invoiced. In some cases, product is provided on consignment to customers. In those cases, revenue is recognized when the customer reports a sale of the product.

Allowance for Doubtful Accounts. We estimate our allowance for doubtful accounts based on an analysis of specific accounts, an analysis of historical trends, payment and write-off histories. Our credit risks are continually reviewed and management believes that adequate provisions have been made for doubtful accounts. However, unexpected changes in the financial condition of customers or changes in the state of the economy could result in write-offs, which exceed estimates and negatively impact our financial results.

Inventory Valuation. Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximate costing determined on a first-in, first out basis. Standard costs are reviewed and adjusted at the time of introduction of a new product or design, periodically and at year-end based on actual direct and indirect production costs. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the products. As of December 31, 2009, the Company had established a reserve for obsolescence, marketability or excess quantities with respect to inventory in the aggregate amount of $342,000.



As of December 31, 2008, the amount of the reserve was $429,000. In addition, on a periodic basis, the Company disposes of inventory deemed to be obsolete or unsaleable and, at such time, records an expense for the value of such inventory. We record freight income as a component of net sales and record freight costs as a component of cost of goods sold.

Valuation of Long-Lived Assets. We evaluate whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property and equipment and goodwill) may be impaired or not recoverable. Significant factors which may trigger an impairment review include: changes in business strategy, market conditions, the manner of use of an asset, underperformance relative to historical or expected future operating results, and negative industry or economic trends. We apply the provisions of FASB GAAP USA under which goodwill is evaluated at least annually for impairment. We conducted a valuation analysis of our goodwill in our Mexico subsidiary for the year ended December 31, 2009 and 2008. And determined that the recorded value of the Company's interest in Flexo Universal as recorded for December 31, 2006 was not impaired.

Foreign Currency Translation. All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts are translated using the average exchange rates for the year-to-date periods. The gains and losses resulting from the changes in exchange rates during the period have been reported in other comprehensive income or loss.

Stock-Based Compensation. We have adopted FASB GAAP USA which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the consolidated financial statements based on their grant-date fair values.

We use the Black-Scholes option pricing model to determine the fair value of stock options which requires us to estimate certain key assumptions. In accordance with the application of FASB GAAP USA, we incurred employee stock-based compensation cost of $87,000 for the year ended December 31, 2009. At December 31, 2009, we had $97,000 of unrecognized compensation cost relating to stock options.

Income Taxes and Deferred Tax Assets. Income taxes are accounted for as prescribed in FASB GAAP USA. Under the asset and liability method of GAAP USA, the Company recognizes the amount of income taxes currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years these temporary differences are expected to be recovered or settled.

As of December 31, 2009, the Company had a net deferred tax asset of $1,068,000 (deferred tax assets of $1,597,000 less a valuation allowance of $529,000) representing the amount the Company may recover in future years from future taxable income. As of December 31, 2008, the amount of the net deferred tax asset was $1,017,000. Each quarter and year-end management makes a judgment to determine the extent to which the deferred tax asset will be recovered from future taxable income. Management reduced the valuation allowance related to the deferred tax asset by $373,000 in 2009 from $902,000 as of December 31, 2008 to $529,000 as of December 31, 2009.

Fair Value Measurements

In September 2006, the FASB issued FASB GAAP USA which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB GAAP USA clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. FASB GAAP USA also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or



liability based upon the best information available. In February 2008, the FASB issued guidance now codified in FASB GAAP USA which provides for delayed application of certain guidance related to non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In February 2007, the FASB issued FASB GAAP USA which permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. FASB GAAP USA is effective for us on January 1, 2008. We did not elect the fair value option for any assets or liabilities that were not previously carried at fair value. Accordingly, the adoption of FASB GAAP USA had no impact on our consolidated financial statements.

In October 2008, the FASB issued clarification to FASB GAAP USA which clarifies the application of FASB GAAP USA in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FASB GAAP USA is effective for all periods presented in accordance with FASB GAAP USA. The adoption of FASB GAAP USA did not have a significant impact on our consolidated financial statements.

Reclassifications and Adoption of New Accounting Pronouncements

Certain amounts in the 2008 consolidated financial statements have been reclassified to conform to the current period presentation. In addition, as of January 1, 2009 we adopted the following accounting pronouncement that required retrospective application, in which all periods presented reflect the necessary changes.

As of January 1, 2009, we adopted a new generally accepted accounting principle related to noncontrolling interests in consolidated financial statements, which changed the reporting for minority interest in our consolidated majority owned subsidiary by re-characterizing as a noncontrolling interest and re-classifying such minority interest as a component of equity in our consolidated balance sheets. This principle also changed the presentation of the income allocated to the minority interest by re-characterizing it as allocation to noncontrolling interest and re-classifying such income as an adjustment to net income to arrive at net income attributable to the Company.

As of June 30, 2009, we adopted a new generally accepted accounting principle related to subsequent events which provides guidance on our assessment of subsequent events. The new standard clarifies that we must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued. We performed our assessment of subsequent events and all material events or transactions since December 31, 2009 have been integrated into our disclosures in the accompanying consolidated financial statements.

Item No. 7A - Qualitative And Quantitative Disclosures Regarding Market Risk

Not applicable.

Item No. 8 Financial Statements and Supplementary Data

Reference is made to the Consolidated Financial Statements contained in Part IV hereof.



Item No. 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item No. 9A - Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer (together the "Certifying Officers"), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009, the end of the period covered by this report. Based upon that evaluation, the Certifying Officers concluded that our disclosure controls and procedures were effective as of December 31, 2009 to provide reasonable assurance that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Certifying Officers, as appropriate, to allow for timely decisions regarding required disclosure. There were no material changes in our internal control over financial reporting during the fourth quarter of 2009 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.
Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operation effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our evaluation, management has concluded our internal controls over financial reporting were effective as of December 31, 2009.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Item 9B – Other Information

None



PART III

Item No. 10 – Directors and Executive Officers of the Registrant

Information called for by Item 9 of Part III is incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2009.

Item No. 11 – Executive Compensation

Information called for by Item 10 of Part III is incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2009.

Item No. 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information called for by Item 11 of Part III is incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2009.

Item No. 13 – Certain Relationships and Related Transactions

Information called for by Item 12 of Part III is incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2009.

Item No. 14 – Principal Accountant Fees and Services

Information called for by Item 13 of Part III is incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2009.

PART IV

Item No. 15 Exhibits and Financial Statement Schedules

1. The Consolidated Financial Statements filed as part of this report on Form 10-K are listed on the accompanying Index to Consolidated Financial Statements and Consolidated Financial Statemen

2. Financial schedules required to be filed by Item 8 of this form, and by Item 15(d) below:

   Schedule II Valuation and qualifying accounts

All other financial schedules are not required under the related instructions or are inapplicable and therefore have been omitted.



3. Exhibits:

Exhibit Number	Document
3.1	Third Restated Certificate of Incorporation of CTI Industries Corporation (Incorporated by reference to Exhibit A contained in Registrant's Schedule 14A Definitive Proxy Statement for solicitation of written consent of shareholders, as filed with the Commission on October 25, 1999)
3.2	By-Laws of CTI Industries Corporation (Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
4.1	Form of CTI Industries Corporation's common stock certificate (Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
10.1	CTI Industries Corporation 1999 Stock Option Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on March 26, 1999)
10.2	CTI Industries Corporation 2001 Stock Option Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 21, 2001)
10.3	CTI Industries Corporation 2002 Stock Option Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 15, 2002)
10.4	CTI Industries Corporation 2007 Stock Incentive Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Com mission on April 30, 2007)
10.5	Employment Agreement dated June 30, 1997, between CTI Industries Corporation and Howard W. Schwan (Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997.)
10.6	Warrant dated July 17, 2001 to purchase 79,364 shares of Common Stock John H. Schwan (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.7	Warrant dated July 17, 2001 to purchase 39,683 shares of Common Stock Stephen M. Merrick (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.8	Note dated January 28, 2003, CTI Industries Corporation to Stephen M. Merrick in the sum of $500,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.9	Note dated February 28, 2003, CTI Industries Corporation to Stephen M. Merrick in the sum of $200,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.10	Note dated February 10, 2003, CTI Industries Corporation to John H. Schwan in the sum of $150,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.11	Note dated February 15, 2003, CTI Industries Corporation to John Schwan in the sum of $680,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.12	Note dated March 3, 2003, CTI Industries Corporation to John H. Schwan in the sum of $100,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)



10.13	Warrant dated March 20, 2003, to purchase 70,000 shares of Common Stock - Stephen M. Merrick (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.14	Warrant dated March 20, 2003, to purchase 93,000 shares of Common Stock - John H. Schwan (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.15	Loan and Security Agreement between RBS Citizens, N.A. and the Company dated February 1, 2006 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.16	Warrant dated February 1, 2006, to purchase 151,515 shares of Common Stock - John H. Schwan (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.17	Warrant dated February 1, 2006, to purchase 151,515 shares of Common Stock – Stephen M. Merrick (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.18	Note dated February 1, 2006, CTI Industries Corporation to John Schwan in the sum of $500,000 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.19	Note dated February 1, 2006, CTI Industries Corporation to Stephen M. Merrick in the sum of $500,000 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.20	Production and Supply Agreement between ITW Spacebag and the Company dated March 17, 2006 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated March 17, 2006)
10.21	License Agreement between Rapak, LLC and the Company dated April 28, 2006 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated May 3, 2006)
10.22	Second Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated December 18, 2006 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated December 21, 2006.)
10.23	Third Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated November 13, 2007 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 10-Q dated November 13, 2007)
10.24	CTI Industries Corporation Incentive Compensation Plan (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated October 2, 2007)
10.25	Supply and License Agreement among Registrant and S.C. Johnson & Son, Inc. dated February 1, 2008 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K/A dated March 19, 2008)
10.26	Agreement between Babe Winkelman Productions Inc and the Company dated April 10, 2008 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated April 14, 2008)
10.27	Amendment to the License Agreement between Rapak, LLC and the Company dated May 6, 2008 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated May 8, 2008)
10.28	Fifth Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated January 30, 2009 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated February 2, 2009)
10.29	Sixth Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated January 26, 2010 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated January 29, 2010)
14	Code of Ethics (Incorporated by reference to Exhibit contained in the Registrant's Form 10-K/A Amendment No. 2, as filed with the Commission on October 8, 2004)
21	Subsidiaries (description incorporated in Form 10-K under Item No. 1)



23.1	Consent of Independent Registered Public Accounting Firm, Blackman Kallick, LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith)
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

(a) The Exhibits listed in subparagraph (a)(3) of this Item 15 are attached hereto unless incorporated by reference to a previous filing.

(b) The Schedule listed in subparagraph (a)(2) of this Item 15 is attached hereto.

(Rest of This Page Intentionally Left Blank)



SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act the Registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized on March 29, 2010.

CTI INDUSTRIES CORPORATION
By: /s/ Howard W. Schwan
Howard W. Schwan, President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Howard W. Schwan Howard W. Schwan	President and Director	March 29, 2010
/s/ John H. Schwan John H. Schwan	Chairman and Director	March 29, 2010
/s/ Stephen M. Merrick Stephen M. Merrick	Executive Vice President, Secretary, Chief Financial Officer and Director	March 29, 2010
/s/ Stanley M. Brown Stanley M. Brown	Director	March 29, 2010
/s/ Bret Tayne Bret Tayne	Director	March 29, 2010
/s/ John I. Collins John I. Collins	Director	March 29, 2010
/s/ Phil Roos Phil Roos	Director	March 29, 2010

(Rest of This Page Intentionally Left Blank)



EXHIBIT INDEX

Exhibit Number	Document
3.1	Third Restated Certificate of Incorporation of CTI Industries Corporation (Incorporated by reference to Exhibit A contained in Registrant's Schedule 14A Definitive Proxy Statement for solicitation of written consent of shareholders, as filed with the Commission on October 25, 1999)
3.2	By-Laws of CTI Industries Corporation (Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
4.1	Form of CTI Industries Corporation's common stock certificate (Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
10.1	CTI Industries Corporation 1999 Stock Option Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on March 26, 1999)
10.2	CTI Industries Corporation 2001 Stock Option Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 21, 2001)
10.3	CTI Industries Corporation 2002 Stock Option Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 15, 2002)
10.4	CTI Industries Corporation 2007 Stock Incentive Plan (Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on April 30, 2007)
10.5	Employment Agreement dated June 30, 1997, between CTI Industries Corporation and Howard W. Schwan (Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997.)
10.6	Warrant dated July 17, 2001 to purchase 79,364 shares of Common Stock John H. Schwan (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.7	Warrant dated July 17, 2001 to purchase 39,683 shares of Common Stock Stephen M. Merrick (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.8	Note dated January 28, 2003, CTI Industries Corporation to Stephen M. Merrick in the sum of $500,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.9	Note dated February 28, 2003, CTI Industries Corporation to Stephen M. Merrick in the sum of $200,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.10	Note dated February 10, 2003, CTI Industries Corporation to John H. Schwan in the sum of $150,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.11	Note dated February 15, 2003, CTI Industries Corporation to John Schwan in the sum of $680,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.12	Note dated March 3, 2003, CTI Industries Corporation to John H. Schwan in the sum of $100,000 (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)



10.13	Warrant dated March 20, 2003, to purchase 70,000 shares of Common Stock - Stephen M. Merrick (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.14	Warrant dated March 20, 2003, to purchase 93,000 shares of Common Stock - John H. Schwan (Incorporated by reference to Exhibits contained in the Registrant's 2002 10-KSB, as filed with the Commission on May 1, 2003)
10.15	Loan and Security Agreement between RBS Citizens, N.A. and the Company dated February 1, 2006 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.16	Warrant dated February 1, 2006, to purchase 151,515 shares of Common Stock - John H. Schwan (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.17	Warrant dated February 1, 2006, to purchase 151,515 shares of Common Stock – Stephen M. Merrick (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.18	Note dated February 1, 2006, CTI Industries Corporation to John Schwan in the sum of $500,000 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.19	Note dated February 1, 2006, CTI Industries Corporation to Stephen M. Merrick in the sum of $500,000 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated February 3, 2006)
10.20	Production and Supply Agreement between ITW Spacebag and the Company dated March 17, 2006 (Incorporated by reference to Exhibits contained in Registrant's Report on Form 8-K dated March 17, 2006)
10.21	License Agreement between Rapak, LLC and the Company dated April 28, 2006 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated May 3, 2006)
10.22	Second Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated December 18, 2006 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated December 21, 2006.)
10.23	Third Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated November 13, 2007 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 10-Q dated November 13, 2007)
10.24	CTI Industries Corporation Incentive Compensation Plan (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated October 2, 2007)
10.25	Supply and License Agreement among Registrant and S.C. Johnson & Son, Inc. dated February 1, 2008 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K/A dated March 19, 2008)
10.26	Agreement between Babe Winkelman Productions Inc and the Company dated April 10, 2008 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated April 14, 2008)
10.27	Amendment to the License Agreement between Rapak, LLC and the Company dated May 6, 2008 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated May 8, 2008)
10.28	Fifth Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated January 30, 2009 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated February 2, 2009)
10.29	Sixth Amendment to Loan Agreement between RBS Citizens, N.A. and the Company dated January 26, 2010 (Incorporated by reference to Exhibit contained in Registrant's Report on Form 8-K dated January 29, 2010)



14	Code of Ethics (Incorporated by reference to Exhibit contained in the Registrant's Form 10-K/A Amendment No. 2, as filed with the Commission on October 8, 2004)
21	Subsidiaries (description incorporated in Form 10-K under Item No. 1)
23.1	Consent of Independent Registered Public Accounting Firm, Blackman Kallick, LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith)
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

(Rest of This Page Intentionally Left Blank)



CTI Industries Corporation and Subsidiaries


CTi

Consolidated Financial Statements

Years ended December 31, 2009 and 2008

TABLE OF CONTENTS

All other schedules for which a provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CTI Industries Corporation

We have audited the accompanying consolidated balance sheets of CTI Industries Corporation and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at item 15(a). These consolidated financial statements and consolidated schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Blackman Kallick, LLP
Chicago, Illinois
March 29, 2010


CTI

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Income

	For the Year Ended December 31, 2009	2008
Net Sales	$ 41,295,152	$ 44,980,674
Cost of Sales	32,081,779	34,658,271
Gross profit	9,213,373	10,322,403
Operating expenses:		
General and administrative	4,539,494	5,375,526
Selling	871,258	886,391
Advertising and marketing	1,576,225	1,677,900
Total operating expenses	6,986,977	7,939,817
Income from operations	2,226,396	2,382,586
Other (expense) income:		
Interest expense	(1,102,662)	(1,037,136)
Interest income	17,555	5,679
Foreign currency (loss) gain	(19,956)	50,003
Total other expense, net	(1,105,063)	(981,454)
Income before taxes	1,121,333	1,401,132
Income tax expense	114,391	246,779
Net Income	1,006,942	1,154,353
Less: Net income attributable to noncontrolling interest	3,802	222
Net income attributable to CTI Industries Corporation	$ 1,003,140	$ 1,154,131
Other Comprehensive Income, net of taxes		
Unrealized gain (loss) on derivative instruments	$ 152,830	$ (241,809)
Foreign currency adjustment	$ 9,858	$ (1,123,038)
Comprehensive income (loss) attributable to CTI Industries Corporation	$ 1,165,828	$ (210,716)
Basic income per common share	$ 0.36	$ 0.42
Diluted income per common share	$ 0.36	$ 0.40
Weighted average number of shares and equivalent shares of common stock outstanding:		
Basic	2,765,277	2,763,017
Diluted	2,775,062	2,898,681

See accompanying notes to consolidated financial statements



CTI Industries Corporation and Subsidiaries
Consolidated Balance Sheets - AUDITED

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 870,446	$ 180,578
Accounts receivable, (less allowance for doubtful accounts of $57,000 and $39,000 respectively)	7,320,181	5,821,593
Inventories, net	9,643,914	10,504,769
Net deferred income tax asset	706,754	674,872
Prepaid expenses and other current assets	607,127	506,225
Total current assets	19,148,422	17,688,037
Property, plant and equipment:		
Machinery and equipment	22,390,891	21,612,995
Building	3,183,795	3,179,909
Office furniture and equipment	2,677,476	1,898,642
Intellectual property	345,092	345,092
Land	250,000	250,000
Leasehold improvements	428,864	409,797
Fixtures and equipment at customer locations	2,541,881	2,539,033
Projects under construction	270,131	1,017,737
	32,088,130	31,253,205
Less : accumulated depreciation and amortization	(22,554,719)	(20,677,223)
Total property, plant and equipment, net	9,533,411	10,575,982
Other assets:		
Deferred financing costs, net	11,846	123,229
Goodwill	989,108	989,108
Net deferred income tax asset	361,457	341,714
Other assets (due from related party $79,000 and $63,000, respectively)	351,065	270,121
Total other assets	1,713,476	1,724,172
TOTAL ASSETS	30,395,309	29,988,191



CTI Industries Corporation and Subsidiaries
Consolidated Balance Sheets - AUDITED
CONTINUED

	December 31, 2009	December 31, 2008
LIABILITIES AND EQUITY		
Current liabilities:		
Checks written in excess of bank balance	735,257	680,348
Trade payables	3,236,607	3,153,005
Line of credit	7,598,671	7,960,765
Notes payable - current portion	1,111,307	1,091,489
Notes payable - officers, current portion, (net of debt discount of $89,000 and $89,000, respectively)	1,368,964	1,363,255
Accrued liabilities	2,683,714	1,973,318
Total current liabilities	16,734,520	16,222,180
Long-term liabilities:		
Notes Payable - Affiliates	780,087	894,620
Notes payable, net of current portion	3,108,849	4,220,071
Notes payable - officers, subordinated, (net of debt discount of $7,000 and $96,000, respectively)	992,632	903,964
Total long-term liabilities	4,881,568	6,018,655
Equity:		
CTI Industries Corporation stockholders' equity:		
Preferred Stock -- no par value 2,000,000 shares authorized 0 shares issued and outstanding	$-	$-
Common stock - no par value, 5,000,000 shares authorized, 2,808,720 and 2,808,720 shares issued and 2,738,063 and 2,808,720 outstanding, respectively	3,764,020	3,764,020
Paid-in-capital	8,693,946	8,703,265
Warrants issued in connection with subordinated debt and bank debt	443,313	443,313
Accumulated deficit	(2,206,728)	(3,209,868)
Accumulated other comprehensive loss	(1,803,442)	(1,966,130)
Less: Treasury stock, 70,657 shares and 0 shares, respectively	(128,446)	-
Total CTI Industries Corporation stockholders' equity	8,762,663	7,734,600
Noncontrolling interest	16,558	12,756
Total Equity	8,779,221	7,747,356
TOTAL LIABILITIES AND EQUITY	$30,395,309	$29,988,191



CTI Industries Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended December 31,	
	2009	2008
Cash flows from operating activities:		
Net income	$ 1,006,942	$ 1,154,353
Adjustment to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	1,958,296	1,592,891
Amortization of debt discount	88,668	88,668
Stock based compensation	87,369	58,061
Excess tax benefits from stock based compensation	-	(12,801)
Provision for losses on accounts receivable	65,380	138,657
Provision for losses on inventories	25,126	178,288
Deferred income taxes	(8,947)	218,080
Change in assets and liabilities:		
Accounts receivable	(1,411,267)	(587,572)
Inventories	948,311	(1,380,459)
Prepaid expenses and other assets	(282,618)	191,606
Trade payables	47,880	(783,752)
Accrued liabilities	587,648	(455,409)
Net cash provided by operating activities	3,112,788	400,611
Cash used in investing activity - purchases of property, plant and equipment	(731,596)	(2,200,454)
Net cash used in investing activity	(731,596)	(2,200,454)
Cash flows from financing activities:		
Change in checks written in excess of bank balance	53,554	79,838
Net change in revolving line of credit	(362,095)	1,214,552



CTI Industries Corporation and Subsidiaries
Consolidated Statements of Cash Flows
CONTINUED

	For the Year Ended December 31,	
	2009	2008
Proceeds from issuance of long-term debt and warrants	-	1,224,267
Repayment of long-term debt (related parties $140,000 and $117,000)	(1,250,520)	(942,436)
Excess tax benefits from stock-based compensation	-	12,801
Proceeds from exercise of stock options	-	16,775
Proceeds from issuance of stock	-	94,500
Cash paid for purchase of stock	(128,446)	-
Cash paid for deferred financing fees	(40,556)	(19,425)
Net cash (used in) provided by financing activities	(1,728,063)	1,680,872
Effect of exchange rate changes on cash	36,739	(183,564)
Net increase (decrease) in cash and cash equivalents	689,868	(302,535)
Cash and cash equivalents at beginning of period	180,578	483,113
Cash and cash equivalents at end of period	$ 870,446	$ 180,578
Supplemental disclosure of cash flow information:		
Cash payments for interest	$ 988,001	$ 1,039,433
Cash payments for taxes	$ 148,095	$ 90,206
Supplemental Disclosure of non-cash investing and financing activity		
Stock issued under consulting agreement	$ 69,063	$ 69,437
Exercise of Warrants and payment of Subordinated Debt	$ -	$ 793,810
Issuance of warrants for guarantee of debt	$ -	$ 126,371
Property, Plant & Equipment acquisitions funded by liabilities	$ 101,835	$ 122,757

See accompanying notes to consolidated financial statements



CTI Industries Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

	Common Stock		Paid-in
	Shares	Amount	Capital
Balance, December 31, 2007	2,569,124	$ 3,764,020	$ 6,754,077
Warrants Exercised	163,000		$ 793,810
Options Exercised	8,357		$ 16,775
Issue of warrants related to loan guarantee			$ 126,371
Shares issued under SEDA agreement (net of issuance costs)	18,239		$ 94,500
Reclass exercised warrants issued with debt			$ 595,174
Stock issued for services	50,000		$ 235,188
Compensation relating to Option Issuance			$ 58,061
Excess tax benefit - Options			$ 29,309
Net Income			
Other comprehensive income, net of taxes			
Unrealized loss on derivative instruments			
Foreign currency translation			
Total comprehensive loss			
Balance, December 31, 2008	2,808,720	3,764,020	$ 8,703,265
Adjustment to stock issued for services in the prior year			$ (96,688)
Compensation relating to Option Issuance			$ 87,369
Stock Buybacks			
Net Income			
Other comprehensive income, net of taxes			
Unrealized loss on derivative instruments			
Foreign currency translation			
Total comprehensive income			
Balance, December 31, 2009	2,808,720	3,764,020	$ 8,693,946

See accompanying notes to consolidated financial statements



CTI Industries Corporation

Value of Warrants Issued in Connection with Subordinated Debt	Accumulated Deficit	Accumulated Other Comprehensive Loss	Less Treasury Stock		Noncontrolling Interest	TOTAL
			Shares	Amount		
$ 1,038,487	$ (4,363,999)	$ (601,283)	-	$ -	$ 12,534	$ 6,603,836
						$ 793,810
						$ 16,775
						$ 126,371
						$ 94,500
$ (595,174)						$ -
						$ 235,188
						$ 58,061
						$ 29,309
	$ 1,154,131				$ 222	$ 1,154,353
		$ (241,809)				$ (241,809)
		$ (1,123,038)				$ (1,123,038)
						$ (210,494)
$ 443,313	$ (3,209,868)	$ (1,966,130)	-	-	12,756	$ 7,747,356
						$ (96,688)
						$ 87,369
			(70,657)	$ (128,446)		$ (128,446)
	$ 1,003,140				$ 3,802	$ 1,006,942
		$ 152,830				$ 152,830
		$ 9,858				$ 9,858
						$ 1,169,630
$ 443,313	$ (2,206,728)	$ (1,803,442)	(70,657)	(128,446)	16,558	$ 8,779,221



Notes to Consolidated Financial Statements Years Ended December 31, 2009 and 2008

1. Nature of Business

Nature of Operations

CTI Industries Corporation, its United Kingdom subsidiary (CTI Balloons Limited), its Mexican subsidiaries (Flexo Universal, S.A. de C.V., CTI Mexico Corporation, S.A. de C.V. and CTF International S.A. de C.V.), and CTI Helium, Inc. (the "Company") (i) design, manufacture and distribute metalized and latex balloon products throughout the world and (ii) operate systems for the production, lamination, coating and printing of films used for food packaging and other commercial uses and for conversion of films to flexible packaging containers and other products.

2. Summary of Significant Accounting Policies

Reclassifications

Certain amounts in the 2008 consolidated financial statements have been reclassified to conform to the current period presentation. In addition, as of January 1, 2009 we adopted a new generally accepted accounting principle related to noncontrolling interest in the consolidated financial statements that required retrospective application, in which all periods presented reflect the necessary changes.

Principles of Consolidation

The consolidated financial statements include the accounts of CTI Industries Corporation, its wholly owned subsidiaries CTI Balloons Limited, CTF International S.A. de C.V., and CTI Helium, Inc. and its majority owned subsidiaries, Flexo Universal and CTI Mexico Corporation. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity, and a weighted average exchange rate for each period for revenues and expenses. Translation adjustments are recorded in accumulated other comprehensive income (loss) as the local currencies of the subsidiaries are the functional currencies. Foreign currency transaction gains and losses are recognized in the period incurred and are included in the consolidated statements of operations.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the amounts reported of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results may differ from those estimates. The Company's significant estimates include



valuation allowances for doubtful accounts, lower of cost or market of inventory, deferred tax assets, and recovery value of goodwill.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term investments with original maturities of three months or less.

Accounts Receivable

Trade receivables are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts, evaluating the individual customer receivables through consideration of the customer's financial condition, credit history and current economic conditions and use of historical experience applied to an aging of accounts. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for a period over the customer's normal terms. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximates costing determined on a first-in, first-out basis, to reflect the actual cost of production of inventories.

Production costs of work in process and finished goods include material, labor and overhead. Work in process and finished goods are not recorded in excess of net realizable value.

Property, Plant and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line method over the lesser of the estimated useful life or the lease term. The estimated useful lives range as follows:

Building	25 - 30 years
Machinery and equipment	3 - 15 years
Projects that prolong the life and increase efficiency of machinery	3 - 5 years
Light Machinery	5 - 10 years
Heavy Machinery	10 - 15 years
Office furniture and equipment	5 - 8 years
Leasehold improvements	5 - 8 years
Furniture and equipment at customer locations	1 - 3 years



Light machinery consists of forklifts, scissor lifts, and other warehouse machinery. Heavy machinery consists of production equipment including laminating, printing and converting equipment. Projects in process represent those costs capitalized in connection with construction of new assets and/or improvements to existing assets including a factor for interest on funds committed to projects in process of $31,000 and $74,000 for the years ended December 31, 2009 and 2008, respectively. Upon completion, these costs are reclassified to the appropriate asset class.

Stock-Based Compensation

The Company has stock-based incentive plans which may grant stock option, restricted stock, and unrestricted stock awards. The Company recognizes stock-based compensation expense based on the grant date fair value of the award and the related vesting terms. The fair value of stock-based awards is determined using the Black-Scholes model, which incorporates assumptions regarding the risk-free interest rate, expected volatility, expected option life, and dividend yield. See Note 17 for additional information.

Fair Value Measurements

FASB GAAP USA defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements required under other accounting pronouncements. See Note 4 for further discussion.

Goodwill

The Company applies the provisions of FASB GAAP USA, under which goodwill is tested at least annually for impairment. Goodwill on the accompanying balance sheets relates to the Company's acquisition of Flexo Universal in a prior year. It is the Company's policy to perform impairment testing for Flexo Universal annually as of December 31, or as circumstances change. An annual impairment review was completed and no impairment was noted for the years ended December 31, 2009 and 2008. (See Note 15) While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect these evaluations.

Valuation of Long Lived Assets

The Company evaluates whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property, plant and equipment) may be impaired or not recoverable. The significant factors that are considered that could trigger an impairment review include: changes in business strategy, market conditions, or the manner of use of an asset; underperformance relative to historical or expected future operating results; and negative industry or economic trends. In evaluating an asset for possible impairment, management estimates that asset's future undiscounted cash flows and appraised values to measure whether the asset is recoverable, the Company measures the impairment based on the projected discounted cash flows of the asset over its remaining life.

Deferred Financing Costs

Deferred financing costs are amortized on a straight line basis over the term of the loan. Upon a refinancing, existing unamortized deferred financing costs are expensed.



Income Taxes

The Company accounts for income taxes using the liability method. As such, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the anticipated reversal of these differences is scheduled to occur. Deferred tax assets are reduced by a valuation allowance when, management cannot determine, in its opinion, that it is more likely than not that the Company will recover that recorded value of the deferred tax asset. The Company is subject to U.S. Federal, state and local taxes as well as foreign taxes in the United Kingdom and Mexico.

Unrecognized tax benefits are accounted for as required by FASB GAAP USA which prescribes a more likely than not threshold for financial statement presentation and measurement of a tax position taken or expected to be taken in a tax return. See Note 11 for further discussion.

Revenue Recognition

The Company recognizes revenue when title transfers upon shipment. Revenue from a transaction is not recognized until (i) a definitive arrangement exists, (ii) delivery of the product has occurred or the services have been performed and legal title and risk are transferred to the customer, (iii) the price to the buyer has been fixed or is determinable and (iv) collectability is reasonably assured. In some cases, product is provided on consignment to customers. For these cases, revenue is recognized when the customer reports a sale of the product.

Research and Development

The Company conducts product development and research activities which include (i) creative product development and (ii) engineering. During the years ended December 31, 2009 and 2008, research and development activities totaled $360,000 and $357,000, respectively.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses amounted to $240,000 and $346,000 for the years ended December 31, 2009 and 2008, respectively.

Subsequent Events

Effective June 15, 2009, the Company adopted the provisions of FASB GAAP USA requires entities to evaluate subsequent events through the date the consolidated financial statements are issued. The Company has determined that no material subsequent events have occurred, except as set forth in Note 21.

3. New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance on business combinations. The new guidance revises the method of accounting for a number of aspects of business combinations including acquisition costs, contingencies (including contingent assets, contingent liabilities and contingent purchase price), and post-acquisition exit activities of acquired businesses.



The Company adopted the new guidance, and the adoption of the new guidance did not have a material effect on our financial position, results of operations or cash flows.

In December 2007, the FASB also issued new accounting guidance on noncontrolling interests in consolidated financial statements. The new accounting guidance requires that a noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary, and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The Company retrospectively adopted the presentation and disclosure requirements of the new guidance. The adoption of the new guidance did not have a material effect on our financial position, results of operations or cash flows. Net earnings represent net income attributable to the Company's common shareholders

In March 2008, the FASB issued new accounting standards that amend and expand the disclosure requirements for derivative instruments and hedging activities, which were effective for fiscal years beginning after November 15, 2008 and interim periods with those fiscal years. These new disclosure requirements became effective for the Company January 1, 2009 and are included in Note 4 of the Company's consolidated financial statements.

In April 2008, the FASB issued new accounting standards relating to factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. These standards became effective prospectively for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Any future impact of these standards on the Company's consolidated financial statements will depend on the number and size of future acquisitions, if any.

In April 2009, the FASB issued new accounting standards for the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets acquired and liabilities assumed arising from contingencies in a business combination. These standards were effective for the first annual reporting period on or after December 31, 2008. Their impact on the Company's consolidated financial statements will depend on the number and size of acquisition transactions, if any, engaged in by the company in the future.

In May 2009, the FASB issued new accounting standards for subsequent events, which establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. These standards were effective prospectively for interim and annual periods ending after June 15, 2009 and did not have a material impact on the consolidated financial statements.

In June 2009, the FASB issued new accounting standards that amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and require ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. These accounting standards are effective for annual reporting periods that begin after November 15, 2009 and interim periods within those fiscal years. They are not expected to have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB established the FASB Accounting Standards Codification (the "Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded all existing non-SEC accounting and reporting standards, with limited exceptions to allow recently issued non-SEC accounting and reporting standards to be incorporated into the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative.


CTI

The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, Emerging Issues Task Force Abstracts, or FASB Interpretations. Instead, it will issue Accounting Standards Updates ("ASU"), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification was not intended to change GAAP and did not affect the Company's accounting methods, but it did change the way the accounting standards are organized and presented, particularly in descriptions of significant accounting policies. The Codification is effective for interim and annual periods ending after September 15, 2009.

4. Fair Value Disclosures; Derivative Instruments

Effective January 1, 2008, the Company adopted the provisions of FASB GAAP USA which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. FASB GAAP USA also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based upon the best information available. In February 2008, the FASB issued guidance now codified in FASB GAAP USA which provides for delayed application of certain guidance related to non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

FASB GAAP USA establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets are liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, or unobservable but corroborated by market data, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of the input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The following tables presents information about the Company's liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Description	Amount as of 12/31/2008	Level 1	Level 2	Level 3
Interest Rate Swap 2006-1	$ (49,929)		$ (49,929)	
Interest Rate Swap 2006-2	(142,351)		(142,351)	
Interest Rate Swap 2008	(149,165)		(149,165)	
	$ (341,445)		$ (341,445)	



Description	Amount as of 12/31/2009	Level 1	Level 2	Level 3
Interest Rate Swap 2006-1	$ (16,000)		$ (16,000)	
Interest Rate Swap 2006-2	(81,000)		(81,000)	
Interest Rate Swap 2008	(92,000)		(92,000)	
	$ (189,000)		$ (189,000)	

The Company's interest rate swap agreements are valued using the counterparty's mark-to-market statement, which can be validated using modeling techniques that include market inputs such as publically available interest rate yield curves, and are designated as Level 2 within the valuation hierarchy.
FASB GAAP USA requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge.

On April 5, 2006, the Company entered into two swap agreements with RBS Citizens N.A. ("RBS") in connection with portions (original notional amount totaling $3,780,000) of the principal amounts of a mortgage loan and term loan to the Company fixing the interest rate on such floating rate loans from prime plus 0.75% to 8.49%. The remaining notional amount at December 31, 2009 and 2008 was $1,953,000 and $2,440,000, respectively. On January 28, 2008, the Company entered into an additional swap agreement with RBS with respect to a $3,000,000 notional amount of a floating rate revolving loan, fixing the interest rate on such amount from prime plus 0.75% to 6.17%. The remaining notional amount relating to this swap was $3,000,000 at December 31, 2009 and 2008. These swap agreements are designated as cash flow hedges and hedge the Company's exposure to interest rate fluctuations on the portions of the principal amount of loans with RBS that are covered by the swap agreements. These swap agreements are derivative financial instruments and the Company determines the fair market value of these agreements on a quarterly basis, based on RBS's mark-to-market statement, recording the fair market value of these contracts on the balance sheet with the offset to other comprehensive loss. As of December 31, 2009, the Company has recorded the fair value of these swap agreements on the balance sheet as a liability of $189,000. For the quarter and year ended December 31, 2009, the Company recorded unrealized gains of $40,000 and $153,000, and for the quarter and year ended December 31, 2008, the Company recorded an unrealized loss of $162,000 and $242,000, respectively with respect to these swap agreements in other comprehensive income, which represents the change in value of these swap agreements for the quarter and year then ended.

The Company has not had any realized loss from financial instruments during 2009 and 2008.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparty may fail to meet their contractual obligations. Recent adverse developments in the global financial and credit markets could negatively impact the creditworthiness of our counterparty and cause them to fail to perform as expected. To mitigate the counterparty credit risk, we have only entered into contracts with a major financial institution based upon their credit ratings and other factors, and continually assess the creditworthiness of the counterparty. To date, the counterparty has performed in accordance with their contractual obligations.



5. Other Comprehensive Loss

The following table sets forth the tax effects of components of other comprehensive loss and the accumulated balance of other comprehensive loss and each component.

Tax Effects Allocated to Each Component of Other Comprehensive Income (Loss) for the years ended December 31, 2009 and 2008

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
2009			
Foreign currency translation adjustments	$ 9,858	$ -	$ 9,858
Unrealized gain on derivative instruments	152,830	-	152,830
Other comprehensive income	$ 162,688	$ -	$ 162,688

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
2008			
Foreign currency translation adjustments	$ (1,123,038)	$ -	$ (1,123,038)
Unrealized loss on derivative instruments	(241,809)	-	(241,809)
Other comprehensive loss	$ (1,364,847)	$ -	$ (1,364,847)

Accumulated Other Comprehensive Loss Balances as December 31, 2009

	Foreign Currency Items	Unrealized Loss on Derivatives	Accumulated Other Comprehensive Income
Beginning balance	$ (1,624,685)	$ (341,445)	$ (1,966,130)
Current period change, net of tax	9,858	152,830	162,688
Ending balance	$ (1,614,827)	$ (188,615)	$ (1,803,442)

Accumulated Other Comprehensive Loss Balances as December 31, 2008

	Foreign Currency Items	Unrealized Loss on Derivatives	Accumulated Other Comprehensive Income
Beginning balance	$ (501,647)	$ (99,636)	$ (601,283)
Current period Change, net of tax	(1,123,038)	(241,809)	(1,364,847)
Ending balance	$ (1,624,685)	$ (341,445)	$ (1,966,130)

For the years ended December 31, 2009 and 2008 no tax benefit for foreign currency translation adjustments has been recorded as such amounts would result in a deferred tax asset. For the years ended December 31, 2009 and 2008 no income tax benefit was recorded for the unrealized losses on the derivative instruments by reason of the fact that the tax benefit was offset by the valuation allowance with respect to the related deferred tax asset.



6. Major Customers

For the year ended December 31, 2009, the Company had three customers that accounted for approximately 27.7%, 15.4% and 11.1%, respectively, of consolidated net sales. In 2008, the top three customers accounted for approximately 20.0%, 16.9%, and 15.5%, respectively. At December 31, 2009, the outstanding accounts receivable balances due from these three customers were $2,783,000, $574,000 and $813,000, respectively. At December 31, 2008, the outstanding accounts receivable balances due from these customers were $2,155,000, $311,000, and $144,000, respectively.

7. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximate costing determined on a first-in, first out basis. Standard costs are reviewed and adjusted periodically and at year end based on actual direct and indirect production costs. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the product.

Inventories are comprised of the following:

	December 31, 2009	December 31, 2008
Raw materials	$ 1,520,000	$ 1,676,000
Work in process	442,000	1,075,000
Finished goods	8,024,000	8,183,000
Allowance for excess quantities	(342,000)	(429,000)
Total inventories	$ 9,644,000	$ 10,505,000

(Rest of This Page Intentionally Left Blank)



8. Notes Payable

Long term debt consists of:

	Dec. 31, 2009	Dec. 31, 2008
Term Loan with RBS, payable in monthly installments of $58,333 plus interest at prime (3.25% at December 31, 2009 and 2008) plus 0.75% (4.00%) and 0.50% (3.75%) at December 31, 2009 and 2008, respectively (amortized over 60 months) balance due January 31, 2011	$ 817,000	$ 1,517,000
Mortgage Loan with RBS, payable in monthly installments of $9,333 plus interest at prime (3.25% at December 31, 2009 and 2008) plus 0.75% (4.00%) and 0.50% (3.75%) at December 31, 2009 and 2008, respectively (amortized over 25 years) balance of $2,300,000 due January 31, 2011	$ 2,371,000	$ 2,481,000
(2009) Asset Financing Loans (Forklift financed with Yale Financial Services; Pouch Machines financed with RBS): Forklift payable in monthly installments of $574 (amortized over 5 years); Pouch Machine #6; payable in monthly installments of $5,626 (amortized over 5 years); Pouch Machine #7, 8; payable in monthly installments of $9,891 (amortized over 5 years); Pouch Machine #9, 10,11; payable in monthly installments of $14,111 (amortized over 5 years); (2008) Asset Financing Loans (Forklift financed with Yale Financial Services; Pouch Machines financed with RBS): Forklift payable in monthly installments of $426 (amortized over 5 years); Pouch Machine #6; payable in monthly installments of $5,626 (amortized over 5 years); Pouch Machine #7, 8; payable in monthly installments of $9,891 (amortized over 5 years); Pouch Machine #9, 10,11; payable in monthly installments of $14,111 (amortized over 5 years)	1,033,000	1,314,000
Subordinated Notes (Officers) due on demand, interest at 9% (See Notes 10, 14)	$ 638,000	$ 638,000
Subordinated Notes (Officers) due on demand, interest at 8% (See Notes 10, 14)	$ 814,000	$ 814,000
Subordinated Notes (Officers) due 2011, interest at prime (3.25% at December 31, 2009 and 2008) plus 2%, 5.25% as of December 31, 2009 and 2008, net of debt discount of $96,000 and $185,000 at December 31, 2009 and 2008, respectively	$ 904,000	$ 815,000
Notes Payable (Affiliates) due 2013, interest at 8.5%	$ 659,000	$ 858,000
Notes Payable (Affiliates) due 2021, interest at 11.75%	$ 126,000	$ 36,000
Total long-term debt	$ 7,362,000	$ 8,473,000
Less current portion	$ (2,480,000)	$ (2,174,000)
Total Long-term debt, net of current portion	$ 4,882,000	$ 6,299,000



On February 1, 2006, the Company entered into a Loan Agreement with RBS Citizens N.A. ("RBS"), Chicago, Illinois, previously referred to as Charter One Bank, under which, as amended, RBS has agreed to provide a credit facility to the Company in the total amount of $15,300,000, which includes (i) a five year mortgage loan secured by the Barrington, Illinois property in the principal amount of $2,800,000, amortized over a 25 year period, (ii) a five year term loan secured by the equipment at the Barrington, Illinois plant in the amount of $3,500,000 and (iii) a three-year revolving line of credit up to a maximum amount of $9,000,000, secured by inventory and receivables. The amount the Company can borrow on the revolving line of credit includes 85% of eligible receivables and 60% of eligible inventory. Certain terms of the loan agreement include:

- *Restrictive Covenants*: The Loan Agreement includes several restrictive covenants under which we are prohibited from, or restricted in our ability to:
  - Borrow money;
  - Pay dividends and make distributions;
  - Issue stock;
  - Make certain investments;
  - Use assets as security in other transactions;
  - Create liens;
  - Enter into affiliate transactions;
  - Merge or consolidate; or
  - Transfer and sell assets.

- *Financial Covenants*: The loan agreement includes a series of financial covenants we are required to meet including:
  - We are required to maintain a tangible net worth in excess of $3,500,000;
  - We are required to maintain specified ratios of senior debt to EBITDA on an annual basis and determined quarterly commencing as of June 30, 2006; and,
  - We are required to maintain a specified level of EBITDA to fixed charges for the six months ending June 30, 2006, the nine months ending September 30, 2006 and twelve months thereafter.

As of December 31, 2009, the Company was in compliance with these covenants. On January 26, 2010, the Company entered into an amendment to the Loan Agreement extending the revolving loan term to April 30, 2010. Management expects that a similar agreement with RBS or with another lender will be obtained in the future.

The Company used interest rate swaps as a cash flow hedge to manage interest costs and the risk associated with changing interest rates of long-term debt. (See Note 4)

John H. Schwan and Stephen M. Merrick both as officers, directors and principal shareholders of the Company have each personally guaranteed the obligations of the Company to RBS up to $2,000,000. (See Note 14)

As of December 31, 2009 the balance outstanding on the revolving line of credit with RBS was $7,599,000 with respect to which $3,000,000 covered by the swap agreement bears interest of 6.17% and the balance bears interest of 4.00%.



Future minimum principal payments, exclusive of debt discount, for amounts outstanding under these long-term debt agreements for each of the years ended December 31:

2010	$ 2,480,000
2011	4,047,000
2012	554,000
2013	193,000
2014	17,000
Thereafter	71,000
Total	$ 7,362,000

9. Current Liabilities

As of December 31, 2009, Accrued Liabilities includes $776,000 in payroll accruals and $189,000 in mark to market liabilities. As of December 31, 2008, Accrued Liabilities includes $1,147,000 in accruals and $341,000 in mark to market liabilities.

10. Subordinated Debt

In February 2003, the Company received $1,630,000 from certain shareholders in exchange for (a) 9% subordinated notes, and (b) five year warrants to purchase 163,000 common shares at $4.87 per share. The proceeds were to (i) re-finance the bank loan of CTI Mexico in the amount of $880,000 and (ii) to provide financing for CTI Mexico and Flexo Universal. The value of the warrants was $460,000 calculated using Black-Scholes option pricing formula. The Company applied the discount against the subordinated debt. The discount is being amortized using the effective interest method to interest expense over the term of the debt. These loans are subordinated to the Bank debt of the Company. On February 8, 2008 those shareholders exercised these warrants in exchange for a reduction on these notes of $794,000. The remaining balance of $638,000 is due on demand.

In February 2006, the Company received $1,000,000 from certain shareholders in exchange for (a) five year subordinated notes bearing interest at 2% over the prime rate determined on a quarterly basis, and (b) five year warrants to purchase an aggregate of 303,030 shares of common stock of the Company at the price of $3.30 per share. The proceeds were to fund capital improvements and give additional liquidity to the Company. The value of the warrants was $443,000 using the Black-Scholes option pricing formula. The Company applied the discount against the subordinated debt. The discount is amortized using the effective interest method to interest expense over the term of the debt. These loans are subordinated to the Bank debt of the Company. The remaining balance of $904,000 (net $96,000 discount) is due in 2011.

At various times from 2003 to 2005, certain shareholders loaned an aggregate of $814,000 to the Company in exchange for notes bearing interest at an annual rate of 8%. These notes are subordinated to the bank loan of the Company. The remaining balance of $814,000 is due on demand.



11. Income Taxes

The income tax provisions are comprised of the following:

	Dec. 31 2009	Dec. 31 2008
Current:		
Federal	$ -	$ -
State	-	-
Foreign	128,155	205,089
	$ 128,155	$ 205,089
Deferred		
Federal	$ (13,764)	$ 41,690
State	-	-
Foreign	-	-
	(13,764)	41,690
Total Income Tax Provision	$ 114,391	$ 246,779

The components of the net deferred tax asset at December 31 are as follows:

	2009	2008
Deferred tax assets:		
Allowance for doubtful accounts	$ 15,896	$ 8,389
Inventory allowances	125,766	126,109
Accrued liabilities	66,473	60,868
Unicap 263A adjustment	140,257	121,144
Net operating loss carryforwards	1,918,524	2,451,446
Alternative minimum tax credit carryforwards	351,619	342,673
State investment tax credit carryforward	30,512	30,512
Foreign tax credit carryforward	298,635	298,635
Other foreign tax items	43,582	43,582
Foreign asset tax credit carryforward	(80,368)	-
Total deferred tax assets	2,910,896	3,483,358
Deferred tax liabilities:		
Book over tax basis of capital assets	(1,148,598)	(1,276,174)
Other foreign tax items	(165,099)	(288,146)
	1,597,199	1,919,038
Less: Valuation allowance	(528,988)	(902,452)
Net deferred tax assets	$ 1,068,211	$ 1,016,586

The Company maintains a valuation allowance with respect to deferred tax assets as a result of the uncertainty of ultimate realization. At December 31, 2009, the Company has net operating loss carryforwards of approximately $4,703,000 expiring in various years through 2025. In addition, the Company has approximately $352,000 of alternative minimum tax credits as of December 31, 2009, which have no expiration date.



Income tax provisions differed from the taxes calculated at the statutory federal tax rate as follows:

	Years Ended December 31,	
	2009	2008
Taxes at statutory rate	$ 392,466	$ 490,397
State income taxes	54,026	67,507
Nondeductible expenses	17,827	24,277
Decrease in deferred tax valuation allowance	(373,464)	(324,549)
Foreign taxes and other	23,536	(10,853)
Income tax provision	$ 114,391	$ 246,779

The Company files tax returns in the U.S. federal and U.K and Mexico foreign tax jurisdictions and various state jurisdictions. The tax years 2006 through 2009 remain open to examination. Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. During the twelve months ended December 31, 2009 and 2008, the Company did not recognize expense for interest or penalties, and do not have any amounts accrued at December 31, 2009 and 2008, as the Company does not believe it has taken any uncertain tax positions.

12. Notes Payable Affiliates

Items identified as Notes Payable Affiliates in the Company's Consolidated Balance Sheet as of December 31, 2009 include loans by officers/shareholders to Flexo Universal totaling $659,000. Items identified as Notes Payable Affiliates in the Company's Consolidated Balance Sheet as of December 31, 2008 include loans by officers/shareholders to Flexo Universal totaling $858,000. The remaining balance of $126,000 and $36,000 at December 31, 2009 and 2008, respectively, represents loans from a number of various employees of Flexo Universal. (See Note 14)

13. Employee Benefit Plan

The Company has a defined contribution plan for substantially all employees. Profit sharing contributions may be made at the discretion of the Board of Directors. Effective January 1, 2006, the Company amended its defined contribution plan. Under the amended plan, the maximum contribution for the Company is 5% of gross wages. Employer contributions to the plan totaled $99,000 and $118,000 for the years ended December 31, 2009 and 2008, respectively.

14. Related Party Transactions

Stephen M. Merrick is of counsel to a law firm from which we received legal services during the year. Mr. Merrick is both a director and a shareholder of the Company. Legal fees incurred with this firm or predecessor, were $130,000 and $174,000 for the years ended December 31, 2009 and 2008, respectively.

John H. Schwan, Chairman of the Company, is a principal of Shamrock Packaging and affiliated companies. The Company made purchases of packaging materials from Shamrock of approximately $1,718,000 and $824,000 during the years ended December 31, 2009 and 2008, respectively.

John H. Schwan, Chairman of the Company, is one of the owners of White Horse Production, Inc. The Company made purchases from White Horse of approximately $44,000 and $46,000 during the years ended December 31, 2009 and 2008, respectively.


CTi

John H. Schwan, Chairman of the Company, and Howard W. Schwan, President of the Company, are the brothers of Gary Schwan, one of the owners of Schwan Incorporated which provides building maintenance and remodeling services to the Company. The Company made purchases from Schwan Incorporated of approximately $27,000 and $142,000 during the years ended December 31, 2009 and 2008, respectively.

During the period from January 2003 to the present, John H. Schwan, Chairman of the Company, and Stephen M. Merrick, Executive Vice President and Chief Financial Officer have made loans to the Company and to Flexo which have outstanding balances, for the Company of $2,356,000 and $2,267,000 (net of discount of $96,000 and $185,000, respectively) and for Flexo of $659,000 and $858,000 as of December 31, 2009 and 2008, respectively.

During 2009 and 2008 interest expense to these individuals on these outstanding loans was $228,000 and $414,000, respectively. (See Notes 10 and 12)

15. Goodwill

Under the provisions of FASB GAAP USA, goodwill is subject to at least annual assessments for impairment by applying a fair-value based test. FASB GAAP USA also requires that an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company has no acquired intangible assets other than goodwill.

As of December 31, 2009 and 2008 we determined that the fair value of the Company's interest in goodwill related to Flexo Universal as recorded was not impaired. The carrying amount of goodwill as of December 31, 2009 and 2008 was $989,000.

16. Commitments

Operating Leases

In September of 2005, the Company entered into a lease to rent 16,306 square feet of space in Cary, Illinois from Trinity Assets. The extended term of this lease expired in September 2009. The Company's United Kingdom subsidiary also maintains a lease for office and warehouse space, which expires in 2019. In February 2008, Flexo Universal entered into a 3-year lease to rent 43,000 square feet of warehouse and office space in Guadalajara, Mexico at the cost of $19,200 per month. The Company leases office and warehouse equipment under operating leases, which expire on various dates through December 2011. All of the Company's lease payments are recognized on a straight-line basis as none of the leases have escalation clauses.

The net lease expense was $511,000 and $445,000 for the years ended December 31, 2009 and 2008, respectively.

The future aggregate minimum net lease payments under existing agreements as of December 31, are as follows:

2010	$	329,000
2011	$	99,000
2012	$	56,000
2013	$	47,000
2014	$	47,000
Thereafter	$	235,000
Total	$	813,000



Licenses

The Company has certain merchandising license agreements, which are of a one to two year duration that require royalty payments based upon the Company's net sales of the respective products. The agreements call for guaranteed minimum commitments that are determined on a calendar year basis. Future guaranteed commitments due, as computed on a pro rata basis, as of December 31, are as follows:

2010	$	122,750
2011	$	103,000

17. Stockholders' Equity

Stock Options

The Company has adopted FASB GAAP USA which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated financial statements based on their grant-date fair values.

The Compensation Committee administers the Plans. The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a NQO shall be fixed by the Compensation Committee at whatever price the Committee may determine in good faith. Unless the Committee determines otherwise, options generally have a 10-year term (or five years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Committee provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination. Officers, directors, and employees of, and consultants to, the Company or any parent or subsidiary corporation selected by the Committee are eligible to receive options under the Plan. Subject to certain restrictions, the Committee is authorized to designate the number of shares to be covered by each award, the terms of the award, the date on which and the rates at which options or other awards may be exercised, the method of payment, vesting and other terms.

The Company has applied the Black-Scholes model to value stock-based awards. That model incorporates various assumptions in the valuation of stock-based awards relating to the risk-free rate of interest to be applied, the estimated dividend yield and expected volatility of our common stock. The risk-free rate of interest is the U.S. Treasury yield curve for periods within the expected term of the option at the time of grant. The dividend yield on our common stock is assumed to be zero as we have historically not paid dividends and have no current plans to do so in the future. The expected volatility is based on historical volatility of the Company's common stock.

The valuation assumptions we have applied to determine the value of stock-based awards were as follows:

Historical stock price volatility: The Company used the monthly closing price to calculate historical annual volatility.

Risk-free interest rate: The Company bases the risk-free interest rate on the rate payable on US treasury securities in effect at the time of the grant.

Expected life: The expected life of the option represents the period of time options are expected to be outstanding. The Company uses one half of the life of the option.



Dividend yield: The estimate for dividend yield is 0.0%, because the Company has not historically paid a dividend.

Estimated pre-vesting forfeitures: When estimating forfeitures, the Company considers historical terminations as well as anticipated retirements.

The Company's net income for the fiscal year ended December 31, 2009 and 2008 includes approximately $87,000 and $58,000, respectively, of compensation costs related to share-based payments. As of December 31, 2009, there is $97,000 of unrecognized compensation expense related to non-vested stock option grants. We expect approximately $72,000 and $25,000 to be recognized during 2010 and 2011, respectively. No options were exercised during 2009.

On March 19, 1999, the Board of Directors approved for adoption, effective May 6, 1999, the 1999 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 158,733 shares of the Company's Common Stock. As of December 31, 2009, 148,223 shares have been granted under the 1999 Stock Option Plan and were fully vested at the time of grant, 25,786 remain outstanding.

On April 12, 2001, the Board of Directors approved for adoption, effective December 27, 2001, the 2001 Stock Option Plan (the "Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 119,050 shares of the Company's Common Stock. As of December 31, 2009, 139,958 shares have been granted and were fully vested at the time of grant, 19,453 remain outstanding. During 2009, 17,858 shares were cancelled.

On April 24, 2002, the Board of Directors approved for adoption, effective October 12, 2002, the 2002 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 142,860 shares of the Company's Common Stock. As of December 31, 2009, 123,430 shares have been granted and were fully vested at the time of grant, 38,500 remain outstanding. During 2009, 10,000 shares were cancelled.

On June 22, 2007, the Board of Directors approved for adoption, effective October 1, 2007, the 2007 Incentive Stock Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 150,000 shares of the Company's Common Stock. On October 1, 2007, the company issued 74,000 shares under the 2007 Plan. During 2008, the company issued an additional 77,500 shares under the 2007 Plan. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.89%; dividend yield of 0%; volatility factor of the expected price of the Company's stock was 60.67%; and a weighted average expected life of 2.8 years. Under this plan, 137,000 shares remain outstanding, 84,625 shares are vested and 52,375 are not vested. During 2009, 12,000 shares were cancelled.

2007 Stock Incentive Plan Vesting Schedule

%	Years After Grant Date
25	0.5
50	1
75	2
100	3



On April 10, 2009, the Board of Directors approved for adoption, and on June 5, 2009, the shareholders of the Company approved, a 2009 Incentive Stock Plan ("Incentive Stock Plan"). The Incentive Stock Plan authorizes the issuance of up to 250,000 shares of stock or options to purchase stock of the Company. No stock or options have been granted under this Plan to date.

	2009		2008	
	Shares	Intrinsic Value	Shares	Intrinsic Value
1999 Plan	-	$ -	3,976	$ 13,000
2001 Plan	-	$ -	4,381	$ 18,000
2002 Plan	-	$ -	-	$ -

The following is a summary of options exercised during the years ended December 31:

The following is a summary of the activity in the Company's stock option plans and other options for the years ended December 31, 2009 and 2008, respectively.

	Dec. 31, 2009	Weighted Avg. Exercise Price	Dec. 31, 2008	Weighted Avg. Exercise Price
Outstanding, beginning of period	272,502	$ 2.95	268,370	$ 3.71
Granted	-	-	77,500	4.75
Exercised	-	-	(8,357)	2.44
Cancelled	(39,858)	2.42	(65,011)	5.75
Outstanding at the end of period	232,644	$ 3.04	272,502	$ 2.95

	Dec. 31, 2009	Weighted Avg. Exercise Price	Dec. 31, 2008	Weighted Avg. Exercise Price
Exercisable, beginning of period	159,252	$ 2.87	194,370	$ 3.32
Granted	-	-	-	-
Vested	53,625	3.03	35,750	4.76
Exercised	-	-	(8,357)	2.44
Cancelled	(32,608)	2.26	(62,511)	5.75
Exercisable at the end of period	180,269	$ 3.03	159,252	$ 2.87

At December 31, 2009, available options to grant were 250,000 under the 2009 Stock Incentive Plan.



Significant option groups outstanding at December 31, 2009 and related weighted average price and remaining life information are as follows:

	Options Outstanding							Options Vested						
Grant Date	**Shares**	**Wtd Avg**		**Remain. Life**	**Intrinsic Val**		**Shares**	**Wtd Avg**		**Remain. Life**	**Intrinsic Val**			
Mar 2000	25,786	$	1.89	0.2	$	10,057	25,786	$	1.89	0.2	$	10,057		
Dec 2001	5,953	$	1.47	2.0	$	4,822	5,953	$	1.47	2.0	$	4,822		
Apr 2002	11,905	$	2.10	2.3	$	2,143	11,905	$	2.10	2.3	$	2,143		
Dec 2005	52,000	$	2.88	6.0	$	-	52,000	$	2.88	6.0	$	-		
Oct 2007	64,500	$	4.76	1.8	$	-	48,375	$	4.76	1.8	$	-		
Aug 2008	6,000	$	6.14	2.6	$	-	3,000	$	6.14	2.6	$	-		
Oct 2008	2,500	$	4.97	2.8	$	-	1,250	$	4.97	2.8	$	-		
Nov 2008	64,000	$	1.84	2.9	$	28,060	32,000	$	1.84	2.9	$	14,030		
TOTAL	**232,644**	**$**	**3.04**	**2.9**	**$**	**45,081**	**180,269**	**$**	**3.03**	**3.0**	**$**	**31,051**		

As of December 31, 2009 the aggregate intrinsic value of options in the money, outstanding and exercisable were $45,000 and $31,000, respectively.

Warrants

In February 2003, certain members of company management were issued warrants to purchase 163,000 shares of the Company's Common Stock at an exercise price of $4.87 per share in consideration of their loaning the company $1,630,000. On February 8, 2008 those shareholders exercised these options in exchange for a reduction on these notes of $794,000.

In February 2006, certain members of company management were issued warrants, which fully vested immediately, to purchase 303,030 shares of the Company's Common Stock at an exercise price of $3.30 per share in consideration of their loaning the company $1,000,000. The fair value of the warrants granted on February 1, 2006, was $443,000 which was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 3.9%; dividend yield of 0%; volatility factor of the expected price of the Company's stock was 138.9%; and a weighted average expected life of 5 years. The weighted average fair value of the warrants granted during 2006 was $2.56 per share.

On October 1, 2008, the Company issued warrants to purchase 20,000 shares of common stock of the Company to both John Schwan and Stephen M. Merrick exercisable at the price of $4.80 per share (the market price of the stock on the date of the warrants) in consideration for the personal guarantees by each of up to $2 million in principal amount of the bank debt of the Company.

The following is a summary of the activity in the Company's warrants for the years ended December 2009 and 2008:

	Dec. 31, 2009	Weighted Avg. Exercise Price	Dec. 31, 2008	Weighted Avg. Exercise Price
Outstanding and Exercisable, beginning of period	343,030	$ 3.47	466,030	$ 3.85
Granted	-	-	40,000	4.80
Exercised	-	-	(163,000)	4.87
Cancelled	-	-	-	-
Outstanding and Exercisable, at the end of period	343,030	$ 3.47	343,030	$ 3.47

The warrants, outstanding and exercisable as of December 31, 2009 had zero intrinsic value since they were out of the money.



SEDA

On June 6, 2006, we entered into a Standby Equity Distribution Agreement with Cornell Capital pursuant to which we were permitted, at our discretion; periodically sell to Cornell Capital shares of common stock for a total purchase price of up to $5 million. The commitment of Cornell Capital was for a term commencing on the effective date of our registration statement covering the shares to be sold and expiring after 24 months from that date. The commitment expired on January 28, 2009. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital agreed to pay one hundred percent (100%) of the lowest volume weighted average price (as quoted by Bloomberg, LP) of our common stock on the NASDAQ Capital Market or other principal market on which our common stock was traded for the five (5) days immediately following the notice date. Furthermore, Cornell Capital received five percent (5%) of each advance in cash under the Standby Equity Distribution Agreement as an underwriting discount.

On December 28, 2006, we filed a Registration Statement for the registration of 403,500 shares of our common stock. On January 26, 2007, the Registration Statement was declared effective. On July 24, 2008, we filed an amended Registration Statement, which was declared effective. As of December 31, 2008 we had sold an aggregate of 341,864 shares of common stock to Cornell under the SEDA and have received net proceeds from the sale of those shares in the amount of $1,449,000.

18. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings per share is computed by dividing the net income by the weighted average number of shares of common stock and equivalents (stock options and warrants), unless anti-dilutive, during each period.

The number of anti-dilutive shares (not included in the determination of earnings on a diluted basis) for the three months ended December 31, 2009, were 468,030 of which 343,030 were represented by warrants and 125,000 were represented by options. For the twelve months ended December 31, 2009, 479,935 shares were anti-dilutive 343,030 were represented by warrants, 136,905 were represented by options. The number of anti-dilutive shares (not included in the determination of earnings on a diluted basis) for the three months ended December 31, 2008, were 423,030 of which 343,030 were represented by warrants and 80,000 were represented by options. For the twelve months ended December 31, 2008, 120,000 shares were anti-dilutive of which 40,000 were represented by warrants and 80,000 were represented by options.

(Rest of This Page Intentionally Left Blank)



Consolidated Earnings per Share

	Year Ended December 31,	
	2009	2008
Basic		
Average shares outstanding:		
Weighted average number of shares outstanding during the period	2,765,277	2,763,017
Earnings:		
Net income attributable to CTI Industries Corporation	$ 1,003,140	$ 1,154,133
Amount for per share Computation	$ 1,003,140	$ 1,154,133
Net earnings applicable to Common Shares	$ 0.36	$ 0.42
Diluted		
Average shares outstanding:	2,765,277	2,763,017
Weighted averages shares Outstanding Common stock equivalents (options, warrants)	9,785	135,664
Weighted average number of shares outstanding during the period	2,775,062	2,898,681
Earnings:		
Net income attributable to CTI Industries Corporation	$ 1,003,140	$ 1,154,133
Amount for per share computation	$ 1,003,140	$ 1,154,133
Net income applicable to Common Shares	$ 0.36	$ 0.40

19. Geographic Segment Data

The Company's operations consist of a business segment which designs, manufactures, and distributes film products. Transfers between geographic areas were primarily at cost plus a standard markup. The Company's subsidiaries have assets consisting primarily of trade accounts receivable, inventory and machinery and equipment. Sales and selected financial information by geographic area for the years ended December 31, 2009 and 2008, respectively:

	United States	United Kingdom	Mexico	Consolidated
Year ended 12/31/09				
Sales to outside customers	$ 31,873,000	$ 1,971,000	$ 7,451,000	$ 41,295,000
Total Assets	$ 23,801,000	$ 733,000	$ 5,861,000	$ 30,395,000

	United States	United Kingdom	Mexico	Consolidated
Year ended 12/31/08				
Sales to outside customers	$ 34,701,000	$ 2,762,000	$ 7,518,000	$ 44,981,000
Total Assets	$ 24,709,000	$ 740,000	$ 4,539,000	$ 29,988,000



20. Contingencies

On December 20, 2006, Pliant Corporation filed an action against the Company in the Circuit Court of Cook County, Illinois. In the action, Pliant claimed that there was due from the Company to Pliant the sum of $245,000 for goods sold and delivered by Pliant to the Company as well as interest on such amount. On September 30, 2009, this action was settled by payment by the Company to Pliant of the sum of $125,000.

In addition, the Company is also party to certain lawsuits arising in the normal course of business. The ultimate outcome of these matters is unknown, but in the opinion of management, the settlement of these matters is not expected to have a significant effect on the future financial position, cash flows or results of operations of the Company.

21. Subsequent Event

On January 26, 2010, the Company entered into the Sixth Amendment to Loan Agreement with RBS under which the term of the revolving loan facility of the Company with the Bank was extended to April 30, 2010.

Schedule II - Valuation and Qualifying Accounts

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	2009		2008	
Balance at beginning of year	$	39,000	$	312,000
Charged to expenses	$	65,000	$	139,000
Uncollectible accounts written off	$	(47,000)	$	(412,000)
Balance at end of year	$	57,000	$	39,000

The following is a summary of the allowance for excess inventory for the years ended December 31:

	2009		2008	
Balance at beginning of year	$	429,000	$	383,000
Charged to expenses	$	25,000	$	150,000
Obsolete inventory written off	$	(112,000)	$	(104,000)
Balance at end of year	$	342,000	$	429,000

(Rest of This Page Intentionally Left Blank)



The following is a summary of property and equipment and the related accounts of accumulated depreciation for the years ended December 31:

	2009		2008	
Cost Basis				
Balance at beginning of year	$	31,253,000	$	29,696,000
Additions	$	835,000	$	1,557,000
Disposals	$	-	$	-
Balance at end of year	$	32,088,000	$	31,253,000
Accumulated depreciation				
Balance at beginning of year	$	20,677,000	$	19,600,000
Depreciation	$	1,878,000	$	1,077,000
Disposals	$	-	$	-
Balance at end of year	$	22,555,000	$	20,677,000

(Rest of This Page Intentionally Left Blank)



Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (Nos. 333-76006 and 333-76008) of our report dated March 29, 2010 relating to our audit of the consolidated financial statements and the related consolidated financial statement schedule of CTI Industries Corporation and Subsidiaries included in the 2009 annual report on Form 10-K.

/s/ Blackman Kallick, LLP

Chicago, Illinois
March 29, 2010

(Rest of This Page Intentionally Left Blank)



Exhibit 31.1

CERTIFICATION

I, Howard W. Schwan, President of CTI Industries Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of CTI Industries Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2010

/s/ Howard W. Schwan
Howard W. Schwan, President



Exhibit 31.2

CERTIFICATION

I, Stephen M. Merrick, Executive Vice-President and Chief Financial Officer of CTI Industries Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of CTI Industries Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2010

/s/ Stephen M. Merrick
Stephen M. Merrick, Executive Vice-President and
Chief Financial Officer



Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of CTI Industries Corporation (the "Company") for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Howard W. Schwan, as President of the Company, and Stephen M. Merrick, as Executive Vice-President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Howard W. Schwan
Howard W. Schwan
President

Date: March 29, 2010

/s/ Stephen M. Merrick
Stephen M. Merrick
Executive Vice-President and Chief Financial Officer

Date: March 29, 2010

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 10-K or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.





Board of Directors

John H. Schwan
Chairman of the Board
CTI Industries Corporation

Howard W. Schwan
President
CTI Industries Corporation

Stephen M. Merrick
Executive Vice President
CTI Industries Corporation

Stanley M. Brown
Director
Cheshire Partners, LLC

Bret Tayne
President
Intrepid Tool, LLC.

Phil Roos
President and CEO
Arbor Strategy Group

John I. Collins
Senior V.P. of Administration
Members United Corporate
Federal Credit Union

Senior Management

John H. Schwan
Chairman of the Board

Howard W. Schwan
President

Stephen M.Merrick
Executive Vice President
Chief Financial Officer
and Secretary

Timothy Patterson
Vice President
of Finance
and Administration

Samual Komar
Vice President,
Sales and Marketing

Shareholder Information

Corporate Headquarters
22160 N. Pepper Road
Lake Barrington, IL 60010
Phone: 847-382-1000
Fax: 847-382-1219

Annual Meeting
The Annual Meeting of Shareholders will take place on Friday, June 4, 2010, at 9:00 a.m., at the offices of the Company, 22160 N. Pepper Road, Lake Barrington, IL 60010. Stockholders of record at the close of business on April 9, 2010, are entitled to vote at the meeting

Form 10-K Report
A copy of the company's
Annual Report on Form 10-K for the fiscal year ended December 31, 2009, may be obtained without charge by contacting:
Investor Relations
CTI Industries Corporation
22160 North Pepper Road
Lake Barrington, IL 60010
Phone: 847-382-1000
Fax: 847-382-1219

Independent Auditors
Blackman Kallick, LLP
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
312-980-2990
312-756-3990

Dividend Information
The Company has never paid cash dividends on its common stock.

Common Stock
The Number of Common Shares Outstanding as of December 31, 2009 was 2,738,063

Registrar and Transfer Agent
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219

Fiscal Year End
December 31, 2009

Shareholder Questions
Communications concerning stock transfer requirements, lost certificates, change of address, or dividends should be addressed to American Stock Transfer Company at 718-921-8360

Counsel
Vanasco, Genelly & Miller
33 North LaSalle Street
Suite 2200
Chicago, IL 60602

Common Stock Information
Listed on NASDAQ Capital Market
Stock Symbol: CTIB

CTI Industries Corporation
22160 North Pepper Road
Lake Barrington, IL 60010
847 . 382 . 1000

www.ctiindustries.com